KONA GRILL®

Notice of 2007 Annual Meeting and Proxy Statement

2006 Annual Report

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KONA GRILL, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 1, 2007

The Annual Meeting of Stockholders of Kona Grill, Inc., a Delaware corporation, will be held at 2:00 p.m., on Tuesday, May 1, 2007, at the offices of Greenberg Traurig, LLP, 2375 East Camelback Road, Suite 700, Phoenix, Arizona, for the following purposes:

1. To elect three Class II directors to serve for a three-year term expiring in 2010.

2. To consider and vote upon a proposal to approve the amendments of our 2005 Stock Award Plan (a) to increase the number of shares of common stock reserved for issuance under the plan by 175,000 shares and (b) to require stockholder approval for any actions that may be treated as stock option repricing.

3. To ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2007.

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on March 16, 2007 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting and vote in person. To assure your representation at the meeting, however, you are urged to mark, sign, date, and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. You may vote in person at the meeting even if you have previously returned a proxy.

Sincerely,

Mark S. Robinow
Executive Vice President, Chief Financial Officer, and Secretary

Scottsdale, Arizona
March 19, 2007

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KONA GRILL, INC.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

PROXY STATEMENT

VOTING AND OTHER MATTERS

General

The enclosed proxy is solicited on behalf of Kona Grill, Inc., a Delaware corporation, by our Board of Directors for use at our Annual Meeting of Stockholders to be held at 2:00 p.m. on Tuesday, May 1, 2007, or at any adjournment thereof, for the purposes set forth in this proxy statement and in the accompanying notice. The meeting will be held at the offices of Greenberg Traurig, LLP, at 2375 East Camelback Road, Suite 700, Phoenix, Arizona.

These proxy solicitation materials were first mailed on or about March 27, 2007 to all stockholders entitled to vote at the meeting.

Voting Securities and Voting Rights

Stockholders of record at the close of business on March 16, 2007, are entitled to notice of and to vote at the meeting. On the record date, there were issued and outstanding 5,860,710 shares of our common stock. Each holder of common stock voting at the meeting, either in person or by proxy, may cast one vote per share of common stock held on all matters to be voted on at the meeting.

The presence, in person or by proxy, of the holders of a majority of the total number of shares of common stock entitled to vote constitutes a quorum for the transaction of business at the meeting. Assuming that a quorum is present, a plurality of the votes properly cast in person or by proxy will be required to elect the three director candidates; and the affirmative vote of a majority of the shares present in person or by proxy will be required (1) to approve the amendments to our 2005 Stock Award Plan, and (2) to ratify the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2007.

Votes cast by proxy or in person at the meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Voting of Proxies

When a proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specification is indicated, the shares will be voted (1) "for" the election of the nominees set forth in this proxy statement, (2) "for" the approval of the amendments to our 2005 Stock Award Plan, and (3) "for" the ratification of the appointment of Ernst & Young LLP as our independent auditor for the fiscal year ending December 31, 2007.

Revocability of Proxies

Any person giving a proxy may revoke the proxy at any time before its use by delivering to us either a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

Solicitation

We will bear the cost of this solicitation. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for reasonable expenses incurred in forwarding solicitation materials to such beneficial owners. Proxies also may be solicited by certain of our directors and officers, personally or by telephone or e-mail, without additional compensation.

Annual Report and Other Matters

Our 2006 Annual Report to Stockholders, which was mailed to stockholders with this proxy statement, contains financial and other information about our company, but is not incorporated into this proxy statement and is not to be considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The information contained in the "Report of the Compensation Committee of the Board of Directors on Executive Compensation," "Report of the Audit Committee," and "Performance Graph" below shall not be deemed "filed" with the Securities and Exchange Commission, or the SEC, or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Exchange Act.

We will provide, without charge, additional copies of our Annual Report on Form 10-K for the year ended December 31, 2006 as filed with the SEC to each stockholder of record as of the record date that requests a copy in writing. Any exhibits listed in the Form 10-K report also will be furnished upon request at the actual expense we incur in furnishing such exhibit. Any such requests should be directed to our company's secretary at our executive offices set forth in this proxy statement.

ELECTION OF DIRECTORS

Nominees

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of our Board of Directors. Our certificate of incorporation and bylaws provide for a Board of Directors consisting of three classes, with one class standing for election each year for a three-year staggered term. Messrs. Mark L. Bartholomay, Anthony L. Winczewski, and Douglas G. Hipskind serve as our Class II directors whose term of office will expire at the annual meeting. Our Board of Directors has nominated Messrs. Mark L. Bartholomay, Anthony L. Winczewski, and Douglas G. Hipskind for election as our Class II directors for a three-year term expiring in 2010. In the event that any of these individuals are unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee designated by our current Board of Directors to fill the vacancy. It is not expected that any of these individuals will be unable or will decline to serve as a director.

The Board of Directors recommends a vote "for" the nominees named herein.

The following table sets forth certain information regarding our directors:

Name	Age	Position
Marcus E. Jundt	41	Chairman of the Board, President and Chief Executive Officer
Mark L. Bartholomay (1)(2)(3)	47	Director
Kent D. Carlson (1)(3)	55	Director
Richard J. Hauser	44	Director
Douglas G. Hipskind	38	Director
W. Kirk Patterson (1)(2)(3)	49	Director
Anthony L. Winczewski (2)(3)	51	Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

Marcus E. Jundt has served as our President and Chief Executive Officer since July 2006, as Chairman of the Board since March 2004, and as a director of our company since September 2000. Prior to joining our company, Mr. Jundt served as Vice Chairman and Portfolio Manager of the investment advisory firm of Jundt Associates, Inc. From November 1988 to March 1992, Mr. Jundt served as a research analyst for Victoria Investors covering the technology, health care, financial services, and consumer industries. From July 1987 until October 1988, Mr. Jundt served in various capacities on the floor of the Chicago Mercantile Exchange with Cargill Investor Services. Mr. Jundt also serves as a director of Minnetonka Capital Investment and Spineology, both private companies.

Mark L. Bartholomay has served as a director of our company since January 2006. Since July 2005, Mr. Bartholomay has served as President and Founder of GBG Consulting, LLC, a private consulting firm. From July 2000 to June 2005, he served as Vice President of Business Development at Famous Dave's of America, Inc., a publicly traded owner, operator, and franchisor of restaurants. Prior to that, Mr. Bartholomay served as Senior Vice President of International Development and Operations at Rainforest Cafe, Inc., a publicly traded restaurant company.

Kent D. Carlson has served as a director of our company since August 2006. Mr. Carlson is currently a Senior Vice President - Commercial Real Estate at Marshall & Ilsley Bank and has worked in the commercial banking industry for nearly 30 years. He has vast experience in originating and structuring secured commercial real estate and construction loans. Mr. Carlson is a member of the Minnesota Multi Housing Association, the Minnesota Shopping Center Association, the National Association of Industrial & Office Parks, and various civic organizations.

Richard J. Hauser has served as a director of our company since December 2004. Mr. Hauser serves as the President and owner of Capital Real Estate, Inc., a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001. In addition, Mr. Hauser is the Manager and owner of Net Lease Development, LLC, which is a controlled operating company under Capital Real Estate, Inc. Prior to founding Capital Real Estate, Inc. and Net Lease Development, LLC, Mr. Hauser served as a partner with Reliance Development Company, LLC from 1992 to 2001, where he was responsible for the management, development, and sale of retail properties.

Douglas G. Hipskind has served as a director of our company since November 2003. Mr. Hipskind has served as a Principal and Chief Operating Officer of Vail Development, LLC, a hotel development company which is designing and developing the Four Seasons Resort in Vail, Colorado, since June 2004. Mr. Hipskind also served as a Managing Director of Jundt Associates, Inc. from January 2001 to November 2006. From August 1999 to January 2001 he served as Controller of Jundt Associates, Inc. From December 1993 to August 1999, Mr. Hipskind served in the Financial Services practice of KPMG LLP, where he was responsible for tax and consulting matters for his mutual fund and investment partnership clients. Mr. Hipskind is a certified public accountant.

W. Kirk Patterson has served as a director of our company since January 2005. Mr. Patterson currently serves as the Senior Vice President and Chief Financial Officer of Staktek Holdings, Inc., a provider of high-density memory solutions. From July 2003 to November 2003, Mr. Patterson served as Acting Chief Financial Officer, Vice President of Finance, and Corporate Controller of Cirrus Logic, Inc., a developer of mixed-signal integrated circuits. From February 2000 to November 2003, he served in a variety of roles at Cirrus Logic, including Vice President of Finance and Corporate Controller, Treasurer, and Director of Financial Planning and Analysis. From November 1999 to February 2000, Mr. Patterson served as Regional Manager of Accounting Services of PricewaterhouseCoopers LLP, a public accounting firm. From June 1980 to November 1999, Mr. Patterson served in several positions with BP Amoco Corporation, a provider of energy and petrochemicals, most recently as Manager, Planning and Economics, for the Amoco Energy Group North America.

Anthony L. Winczewski has served as a director of our company since April 2005. Mr. Winczewski has served as President and Chief Executive Officer of Commercial Partners Title, LLC, a midwestern title insurance agency engaged in providing commercial, residential, and tax deferred exchange solutions since January 1995. Prior to forming Commercial Partners in 1995, Mr. Winczewski served as a manager and sales officer for Chicago Title Insurance Company from May 1984 until January 1995. Mr. Winczewski served as a Vice President and Principal of Winona County Abstract and Title, Inc. from July 1975 until May 1984, and as a paralegal for Title Insurance Company of Minnesota from June 1974 until July 1975.

There are no family relationships among any of our directors or executive officers.

Classification of our Board of Directors

Our certificate of incorporation provides for a Board of Directors consisting of three classes serving three-year staggered terms. Mr. Marcus E. Jundt serves as our Class I director, with the term of office of the Class I directors expiring at the annual meeting of stockholders in 2009. The Class II directors consist of Messrs. Mark L. Bartholomay, Anthony L. Winczewski, and Douglas G. Hipskind, with the term of office of the Class II directors expiring at the annual meeting of stockholders in 2007. Class III directors consist of Richard J. Hauser, W. Kirk Patterson, and Kent D. Carlson with the term of office of Class III directors expiring at the annual meeting of stockholders in 2008. Officers serve at the pleasure of the Board of Directors.

Information Relating to Corporate Governance and the Board of Directors

Our Board of Directors has determined, after considering all the relevant facts and circumstances, that Messrs. Bartholomay, Carlson, Patterson, and Winczewski are independent directors, as "independence" is defined by NASDAQ and the SEC, because they have no relationship with us that would interfere with their exercise of independent judgment. Frank B. Bennett served as an independent director of our company during a portion of fiscal 2006 before his resignation in July 2006.

Our bylaws authorize our Board of Directors to appoint among its members one or more committees, each consisting of one or more directors. Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominating Committee, each consisting entirely of independent directors.

Our Board of Directors has adopted charters for the Audit, Compensation, and Nominating Committees describing the authority and responsibilities delegated to each committee by our Board of Directors. Our Board of Directors has also adopted a Code of Business Conduct and Ethics, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.konagrill.com*, the charters of our Audit, Compensation, and Nominating Committees; our Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.

We regularly schedule executive sessions at which independent directors meet without the presence or participation of management.

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including our independent directors and the members of our various board committees, by submitting a letter addressed to the Board of Directors of Kona Grill, Inc. c/o any specified individual director or directors at the address listed herein. Any such letters are sent to the indicated directors.

The Audit Committee

The purpose of the Audit Committee is to oversee the financial and reporting processes of our company and the audits of the financial statements of our company and to provide assistance to our Board of Directors with respect to the oversight of the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor. The primary responsibilities of the Audit Committee are set forth in its charter. The Audit Committee also selects the independent auditor to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit; reviews accounting and financial controls of our company with the independent auditor and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Bartholomay, Carlson, and Patterson, each of whom is an independent director of our company under the NASDAQ rules as well as under rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that each of Messrs. Bartholomay, Carlson, and Patterson (whose backgrounds are detailed above) qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC. Mr. Bartholomay serves as the Chairman of the Audit Committee.

The Nominating Committee

The purposes of the Nominating Committee include the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the oversight of the selection and composition of committees of the Board of Directors, the oversight of the evaluations of the Board of Directors and management, and the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company. The Nominating Committee currently consists of Messrs. Winczewski, Bartholomay, Carlson, and Patterson, with Mr. Winczewski serving as Chairman.

The Nominating Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's secretary at the address listed herein. The Nominating Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. As discussed above, the members of the Nominating Committee are independent, as that term is defined by NASDAQ.

The Compensation Committee

The purpose of the Compensation Committee includes determining, or recommending to our Board of Directors for determination, the compensation of the Chief Executive Officer and other executive officers of our company and discharging the responsibilities of our Board of Directors relating to compensation programs of our company. The Compensation Committee currently consists of Messrs. Patterson, Bartholomay, and Winczewski, with Mr. Patterson serving as Chairman.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2006, our Compensation Committee consisted of Messrs. Patterson, Bartholomay, and Winczewski, all non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act). None of these committee members had any contractual or other relationships with our company during such fiscal year.

Board and Committee Meetings

Our Board of Directors held a total of five meetings during the fiscal year ended December 31, 2006. During the fiscal year ended December 31, 2006, the Audit Committee held five meetings, the Compensation Committee held three meetings, and the Nominating Committee held two meetings. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors, and (ii) the total number of meetings held by all Committees of our Board of Directors on which he was a member. We encourage each of our directors to attend our annual meeting of stockholders. Accordingly, and to the extent reasonably practicable, we regularly schedule a meeting of the Board of Directors on the same day as the annual meeting of stockholders. All of our directors, except for Mr. Bartholomay, attended our 2006 Annual Meeting of Stockholders on May 4, 2006.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The executive compensation program of our company seeks to provide a level of compensation that is competitive with companies similar in both size and industry. The goals of our executive officer compensation program are to attract, retain, and reward executive officers who contribute to our success, to align executive officer compensation with our performance, and to motivate executive officers to achieve our business objectives. We compensate our senior management through a mix of base salary, bonus, and equity compensation designed to be competitive within our industry and to align management's incentives with the long-term interests of our stockholders.

Setting Executive Compensation

Our compensation setting process consists of establishing targeted overall compensation for each executive officer and then allocating that compensation among base salary and incentive compensation. At the executive level, we design the incentive compensation to reward company-wide performance through tying awards primarily to specific operational and financial performance. The Compensation Committee evaluates both performance and compensation to ensure that we maintain the ability to attract and retain employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies.

The committee obtains the comparative data used to assess competitiveness from a variety of resources. The committee engaged Virchow Krause and Company LLP, an outside human resources consulting firm, to provide relevant market data, including base salary and incentive compensation, for similar sized restaurant companies in terms of market capitalization and revenue. The committee also utilized other industry compensation surveys and public company proxy statements filed with the United States Securities and Exchange Commission for similar sized companies in the restaurant industry to benchmark cash compensation and stock option awards. We compete with many restaurant companies for top executive-level talent. Actual total compensation levels may differ from competitive levels in surveyed companies as a result of annual and long-term performance of our company, as well as individual performance. The committee uses its discretion to determine or recommend executive compensation when, in its judgment, external, internal, or an individual's circumstances warrant.

The responsibilities of the Compensation Committee include determining, or recommending to our Board of Directors for determination, the compensation of our executive officers and discharging the responsibilities of our Board of Directors relating to compensation programs of our company. The Compensation Committee held three meetings during fiscal 2006. The committee reviews base salary levels for executive officers of our company at the beginning of each fiscal year and recommends actual bonuses at the end of each fiscal year based upon our company and individual performance.

Compensation Program

The primary components of the executive compensation program of our company consist of base salary, annual incentive bonuses, stock option grants, and executive health benefit and perquisite programs.

Base Salary

We provide executive officers with a level of base salary that recognizes appropriately each individual officer's scope of responsibility, role in the organization, experience, and contributions to the success of our company. The Board of Directors reviews salaries recommended by the Compensation Committee. In formulating these recommendations, the committee considers the overall performance of our company, industry compensation benchmark data, and conducts an evaluation of individual officer performance. The committee makes, or recommends that the Board of Directors make, final determinations on any adjustments to the base salary for executive officers.

Management Bonus Program

Annual bonuses are intended to provide incentive compensation to key officers and employees who contribute substantially to the success of our company. The granting of such awards is based upon the achievement of our company's performance objectives and pre-defined individual performance objectives. Company performance objectives are based upon achieving key financial and operational metrics that are established early in each fiscal year. Individual performance objectives are developed for senior level managers and key employees early in each fiscal year. Upon the close of each fiscal year, executive management and the committee conducts an assessment of individual performance achieved versus individual performance objectives. This assessment includes individual responsibility, performance, and compensation level. Simultaneously, the board conducts an assessment of our company's overall performance, which includes the achievement of operating results and other performance criteria. The combination of these factors determines any incentive bonuses to be paid.

During January 2005, the committee approved a management bonus program pursuant to which our chief executive officer, chief operating officer, and chief financial officer are eligible to receive 50%, 40%, and 40% of his respective base salary upon successfully achieving certain specified goals.

Stock Option Grants

We grant stock options periodically to certain of our key employees to provide additional incentive to work to maximize long-term total return to stockholders. Stock option award levels are determined based on market data and vary among participants based on their positions within the company. Under our 2005 Plan, the Board of Directors or a committee appointed by the Board is specified to act as the plan administrator. The Board has authorized the Compensation Committee to make recommendations to the board regarding grants of options to executive officers of our company, and these recommendations are subject to ratification by the Board of Directors. In general, stock options are granted to employees at the onset of employment. In establishing award levels, the committee bases the number of stock option awards to be granted on the target percentage of ownership of the recipient, assuming full dilution of outstanding stock option awards. For executive officers, the committee considers the target percentage of ownership of executive officers in our peer group in setting award levels for our executive officers. If, in the opinion of the committee, the outstanding service of an existing employee merits an increase in the number of options held, the committee may elect to issue additional stock options to that employee. We do not have any program or plan to time option grants to our executives in coordination with the release of material non-public information.

Stock options are granted at the closing market price of our common stock on the date of grant. In certain limited circumstances, the committee may grant options to an executive at an exercise price in excess of the closing price of our common stock on the grant date. The committee has never granted options with an exercise price that is less than the closing price of our common stock on the grant date, nor has it granted options which are priced on a date other than the grant date. During May 2006, the Board of Directors awarded an option to purchase 100,000 shares of our common stock to Mr. Jundt as consideration for his service as our Interim President and Chief Executive Officer. These options vest and become exercisable in 25% increments on each of August 4, 2006, November 4, 2006, February 4, 2007, and May 4, 2007. In September 2006, upon Mr. Jundt entering into an employment agreement with our company, the committee awarded an option to purchase 100,000 shares of our common stock with an exercise price in excess of the fair market value on the date of grant. In addition, in December 2006, the committee granted an option to purchase 25,000 shares of our common stock to each of Messrs. Merritt and Robinow for their performance. The vesting period of option grants is determined at the time of option grant. The vesting period for the stock options granted in September 2006 and December 2006 was 25% vested on the date of grant and 25% vesting on each annual anniversary date thereafter.

Benefits

We provide various employee benefit programs to our executive officers, including medical, dental, life, and long-term disability insurance benefits. These benefits are generally available to all full-time salaried employees of our company. We also sponsor a tax-qualified 401(k) retirement savings plan pursuant to which eligible employees, including our named executive officers, are able to contribute the lesser of up to 50% of their annual salary or the limit prescribed by the Internal Revenue Service. We match 100% of the first 3% of salary contributed and 50% of the next 2% of salary contributed. All contributions to the 401(k) plan as well as any matching contributions are fully vested upon contribution. In addition, we sponsor an employee stock purchase plan pursuant to which eligible employees, including our named executive officers, are able to purchase our common stock at a five percent discount of the fair market value of our common stock on the last day of the applicable offering period. Eligible employees may purchase up to 15 percent of eligible earnings during each of the offering periods, subject to a maximum of $25,000 annually.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1.0 million paid to each of any publicly held corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. We currently intend to continue to structure the performance-based portion of the compensation of our executive officers in a manner that complies with Section 162(m).

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Our Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee

W. Kirk Patterson, Chairman
Mark L. Bartholomay
Anthony L. Winczewski

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation earned by each of our executive officers for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Marcus E. Jundt Chairman of the Board, President, and Chief Executive Officer (3)	2006	$ 114,800	$ 50,000	$ 475,250	—	$ 640,050
Jason J. Merritt Executive Vice President and Chief Operating Officer	2006	$ 262,500	$105,000	$ 40,875	—	$ 408,375
Mark S. Robinow Executive Vice President, Chief Financial Officer, and Secretary	2006	$ 236,250	$ 94,500	$ 40,875	—	$ 371,625
C. Donald Dempsey Former President and Chief Executive Officer (4)	2006	$ 120,000	—	—	$ 246,400(4)	$ 366,400

(1) The amounts reflect the dollar amount recognized for financial reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123R of awards issued pursuant to the 2005 Stock Award Plan and includes amounts from awards granted in 2006. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2006 are included in footnote 11 to our consolidated financial statements for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(2) Certain executive officers also received certain perquisites, the value of which did not exceed $10,000, which primarily consists of 401(k) matching contributions and contributions to a health care savings account.

(3) Mr. Jundt was appointed as our President and Chief Executive Officer effective July 7, 2006 and served as our Interim President and Chief Executive Officer from January 31, 2006 through July 6, 2006. The amount shown under "Salary" reflects a $7,500 per month salary effective May 2006 for duties performed as Interim President and Chief Executive Officer and a pro-rated portion of his $300,000 annual salary effective September 26, 2006 upon entering into an employment agreement with us. The amount shown under "Bonus" reflects a pro-rated portion of bonus paid to Mr. Jundt in his capacity as President and Chief Executive Officer.

(4) Effective January 31, 2006, Mr. Dempsey resigned as our President and Chief Executive Officer and as a member of our Board of Directors, and entered into a separation agreement with us on January 31, 2006. Pursuant to the separation agreement, we agreed to pay Mr. Dempsey his base salary through April 30, 2006, and an aggregate amount of $360,000, to be paid in accordance with our ordinary payroll practices between May 1, 2006 and April 30, 2007. We also provide Mr. Dempsey and his eligible dependents medical insurance benefits for a period of up to 18 months after May 1, 2006 or until the date on which Mr. Dempsey obtains employment with a new employer that offers comparable medical coverage. Amounts paid pursuant to the separation agreement between our company and Mr. Dempsey is included in "All Other Compensation."

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to the options granted during or for the fiscal year ended December 31, 2006 to each of our executive officers.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
Marcus E. Jundt	05/04/06	100,000(1)	$ 12.64	$ 456,000
	09/26/06	100,000	$ 16.40(2)	$ 548,000
Jason J. Merritt	12/20/06	25,000	$ 19.14	$ 163,500
Mark S. Robinow	12/20/06	25,000	$ 19.14	$ 163,500
C. Donald Dempsey	—	—	—	—

(1) These options were granted to Mr. Jundt as consideration for his service as our Interim President and Chief Executive Officer. One-fourth of such options vest and become exercisable on each of August 4, 2006, November 4, 2006, February 4, 2007, and May 4, 2007.

(2) Upon his entering into an employment agreement with our company on September 26, 2006, Mr. Jundt received an option to purchase 100,000 shares of our common stock at an exercise price of $16.40 per share, which was equal to 110% of the closing price per share of our common stock on the date of grant. These options vest and become exercisable in 25% increments on September 26, 2006 and each annual anniversary date thereafter.

Employment Agreements

Marcus E. Jundt

Effective September 26, 2006, we entered into an employment agreement with Mr. Jundt to serve as our President and Chief Executive Officer. The agreement provides for Mr. Jundt to receive a base salary of $300,000 per annum, which is subject to review by the Board of Directors annually. In addition, Mr. Jundt received an option to purchase 100,000 shares of our common stock at an exercise price of $16.40 per share, which was equal to 110% of the closing price per share of our common stock on the date of grant.

Jason J. Merritt

Effective October 1, 2003, we entered into an employment agreement with Mr. Merritt to serve as our Chief Operating Officer. The agreement has an initial five-year term that expires October 1, 2008. The agreement provides for Mr. Merritt to receive an annual base salary of $175,000, which is to be reviewed annually by the Board and which increased to $250,000 effective October 1, 2004. Thereafter, Mr. Merritt's base salary will not be reduced. During October 2003, we granted to Mr. Merritt 8,000 shares of our common stock and an option to purchase an additional 60,000 shares of our common stock at an exercise price per share of $6.00.

Mark S. Robinow

Effective October 15, 2004, we entered into an employment agreement with Mr. Robinow to serve as our Vice President and Chief Financial Officer. The agreement provides for Mr. Robinow to receive an annual base salary of $225,000, subject to review by the Board of Directors. During October 2004, we granted to Mr. Robinow options to purchase 71,089 shares of our common stock at an exercise price per share of $5.00. Mr. Robinow is entitled to receive all benefits, including health insurance, as offered to our other senior executive officers.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

The following table includes certain information with respect to all options previously awarded to the executive officers named above as of December 31, 2006.

	Option Awards			
	Number of Securities Underlying Unexercised Options (#)			
Name	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Marcus E. Jundt	25,000	75,000(1)	$ 16.40	09/26/11
	50,000	50,000(2)	$ 12.64	05/04/11
	60,000	—	$ 6.00	01/28/15
Jason J. Merritt	6,250	18,750(1)	$ 19.14	12/20/11
	60,000	—	$ 6.00	10/01/13
	1,000	—	$ 7.50	12/12/12
	10,000	—	$ 7.50	03/15/10
	4,000	—	$ 5.00	09/01/09
Mark S. Robinow	6,250	18,750(1)	$ 19.14	12/20/11
	71,089	—	$ 5.00	10/18/14
C. Donald Dempsey	—	—	—	—

(1) One-fourth of the total number of options vest and become exercisable on the grant date, and one-fourth of such options vest and become exercisable on each annual anniversary date thereafter.

(2) One-fourth of the total number of options granted vest and become exercisable on each of August 4, 2006, November 4, 2006, February 4, 2007, and May 4, 2007.

OPTIONS EXERCISES AND STOCK VESTED

The following table includes certain information with respect to the options exercised by the executive officers named above during the fiscal year ended December 31, 2006.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Marcus E. Jundt	—	—
Jason J. Merritt	10,000	$117,946
Mark S. Robinow	—	—
C. Donald Dempsey	85,158	$817,521

Post-Employment Compensation

Pension Benefits and Nonqualified Deferred Compensation

We do not offer a pension plan for any of our employees. We do not offer a nonqualified deferred compensation plan for any of our employees. Employees meeting certain plan eligibility requirements may participate in the Kona Grill Employee Retirement Savings Plan.

Potential Payments Upon Termination or Change of Control

The tables below reflect the amount of compensation to each of the named executive officers of our company in the event of termination of such executive's employment. The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not for cause termination, for cause termination, termination following a change of control and in the event of disability or death of the executive is shown below. The amounts shown assume that such termination was effective as of December 31, 2006, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. Amounts related to stock options assume a price of $20.55, which was the closing price of our common stock as quoted on the NASDAQ Global Market on December 29, 2006, the last trading day of the fiscal year. The actual amounts to be paid out can only be determined at the time of such executive's separation from our company.

Payments Made Upon Termination

Marcus E. Jundt

The employment agreement provides for Mr. Jundt to receive his earned but unpaid compensation and a pro rata portion of his bonus earned for the applicable fiscal year through the date of termination of his employment by reason of death. If employment is terminated by us for "cause," or by Mr. Jundt without "good reason," each as defined in the agreement, Mr. Jundt is entitled to his earned but unpaid compensation and any accrued and vested payments he is entitled to receive under our benefit plans. If we terminate the employment of Mr. Jundt by reason of disability, the agreement provides for the payment of earned but unpaid compensation, a pro rata portion of his bonus through the date of termination of employment, and any payments or benefits that Mr. Jundt is entitled to receive under our benefit plans. If we terminate Mr. Jundt's employment without "cause," or if he terminates his employment for "good reason," as defined in the agreement, we will pay Mr. Jundt his earned but unpaid compensation and any payments or benefits he is entitled to receive under our benefit plans. In addition, we will continue to pay to Mr. Jundt his base salary for the 18-month period following the date of termination and a payment of 150% of the most recent incentive bonus actually paid. During the severance period, Mr. Jundt will be entitled to receive all medical and dental benefits otherwise available to him during his employment for a period of 18 months. If we terminate Mr. Jundt's employment without cause or in the event of a change in control, any unvested stock options issued in connection with the employment agreement shall vest immediately and become exercisable.

The following table shows the potential payments upon termination or a change of control for Marcus E. Jundt, our Chief Executive Officer.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/06	Involuntary Not For Cause Termination on 12/31/06	For Cause Termination on 12/31/06	Involuntary for Good Reason Termination (Change-in-Control) on 12/31/06	Disability on 12/31/06	Death on 12/31/06
Compensation:						
Bonus	—	$ 50,000	—	$ 50,000	$ 50,000	$ 50,000
Stock Options	—	$ 311,250	—	$ 311,250	—	—
Benefits and Perquisites:						
Cash severance	—	$ 525,000	—	$ 525,000	—	—
Health and welfare benefits	—	$ 4,320	—	$ 4,320	—	—

Jason J. Merritt

The employment agreement provides for Mr. Merritt to receive his fixed compensation, accrued vacation, and a pro rata portion of his bonus earned for the applicable fiscal year through the date of termination of his employment by reason of death or as a result of termination of employment by us for "cause," or by Mr. Merritt without "good reason," each as defined in the agreement. If we terminate the employment of Mr. Merritt by reason of disability, the agreement provides for the payment of fixed compensation, accrued vacation, pro rata bonus through the date of termination of employment, as well as a severance payment equal to nine months' of Mr. Merritt's base salary then in effect. If we terminate Mr. Merritt's employment without "cause," if we do not renew the agreement at the end of any term, or if he terminates his employment for "good reason," as defined in the agreement, we will pay Mr. Merritt his fixed compensation, accrued vacation, pro rata bonus through the date of termination, and we will continue to pay to Mr. Merritt his base salary during the 12-month period following the date of termination. In addition, during the severance period, Mr. Merritt will be entitled to receive all medical, dental, life insurance, and other benefits otherwise available to him during his employment. If we terminate Mr. Merritt's employment without cause, any stock options held by Mr. Merritt will continue to vest through the end of the severance period.

In the event of a "change of control" of our company, as defined in the agreement, the successor to our business will be required to notify us or Mr. Merritt within five days prior to the effective date of the "change of control" whether or not the successor will assume and agree to perform our obligations under the agreement. In the event that such successor does not so notify us or Mr. Merritt, the change of control will be deemed a termination of Mr. Merritt's employment under the agreement without "cause," and the severance provisions described above will apply. In the event the successor company agrees to assume the employment agreement, then Mr. Merritt may terminate his employment by providing 30 days' written notice at any time following the one-year anniversary of the effective date of the change of control. Upon such termination following the one-year anniversary of the change of control, Mr. Merritt will be entitled to receive the severance benefits described above as if his employment was terminated by us without "cause."

The following table shows the potential payments upon termination or a change of control for Jason J. Merritt, our Chief Operating Officer.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/06	Involuntary Not For Cause Termination on 12/31/06	For Cause Termination on 12/31/06	Involuntary for Good Reason Termination (Change-in-Control) on 12/31/06	Disability on 12/31/06	Death on 12/31/06
Compensation:						
Bonus	—	$ 105,000	$ 105,000	$ 105,000	$ 105,000	$ 105,000
Stock Options	—	$ 8,813	—	$ 8,813	—	—
Benefits and Perquisites:						
Cash severance	—	$ 262,500	—	$ 262,500	$ 196,875	—
Health and welfare benefits	—	$ 2,880	—	$ 2,880	—	—

Mark S. Robinow

If we terminate Mr. Robinow's employment without cause, or if he terminates his employment for good reason, we will pay Mr. Robinow his fixed compensation and pro rata bonus through the date of termination of his employment, as well as a severance payment equal to 12 months' of Mr. Robinow's base salary then in effect, in addition, the stock options that would have vested during the year in which such termination without cause occurs will vest and become exercisable. If we terminate Mr. Robinow's employment with cause, Mr. Robinow will receive his fixed compensation through the date of termination.

The following table shows the potential payments upon termination or a change of control for Mark S. Robinow, our Chief Financial Officer.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/06	Involuntary Not For Cause Termination on 12/31/06	For Cause Termination on 12/31/06	Involuntary for Good Reason Termination (Change-in-Control) on 12/31/06	Disability on 12/31/06	Death on 12/31/06
Compensation:						
Bonus	—	$ 94,500	—	$ 94,500	—	—
Stock Options	—	$ 8,813	—	$ 8,813	—	—
Benefits and Perquisites:						
Cash severance	—	$ 236,250	—	$ 236,250	—	—
Health and welfare benefits	—	—	—	—	—	—

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting director compensation, we consider the amount of time that directors spend fulfilling their duties as a director, including committee assignments.

Cash Compensation Paid to Board Members

During the fiscal year ended December 31, 2006, each non-employee director of our company received a cash retainer of $10,000 and the Chairman of the Audit Committee received an additional cash retainer of $5,000. During 2007, the Board of Directors revised the cash and stock-based compensation components paid to each non-employee director based upon benchmark cash and stock-based compensation for similar size public companies in our industry. Non-employee directors receive an annual cash retainer of $15,000, and the Chairman of the Audit Committee receives an additional annual cash retainer of $5,000. Members of the Audit and Compensation Committees each receive an annual cash retainer of $3,000 for each committee on which they serve during the year. We also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors receive no additional compensation for their services as a director.

Stock-Based Compensation

Non-employee directors also are eligible to receive grants of stock options or awards pursuant to the discretion of the Compensation Committee or the entire Board of Directors. For the fiscal year ended December 31, 2006, each non-employee director was granted an option to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of our company's common stock on the date of grant and the Chairman of the Audit Committee was granted an additional option to purchase 5,000 shares of our common stock. As noted above, during 2007, the Board of Directors revised the stock-based compensation component paid to each non-employee director. Upon joining the Board of Directors, each new non-employee director is granted an option to purchase 10,000 shares of common stock at a price equal to the fair market value on the date of such member's first board meeting. These option awards vest immediately. Each subsequent year, non-employee directors receive an annual stock option grant to purchase 3,000 shares of our common stock that vest 25% each quarter over a period of one year, while new non-employee directors receive a pro-rata portion of the annual stock option grant in their first full year of service. These grants are made annually at the first meeting of the Board of Directors each calendar year.

DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid by us to non-employee directors for the fiscal year ended December 31, 2006.

Name (1)	Fees Earned or Paid in Cash ($)	Option Awards ($) (2)	Total ($)
Mark L. Bartholomay (3)	$ 12,500	$ 37,200	$ 49,700
Kent D. Carlson (4)	2,500	50,300	52,800
Richard J. Hauser	10,000	37,200	47,200
Douglas G. Hipskind	10,000	37,200	47,200
W. Kirk Patterson	10,000	38,900	48,900
Anthony L. Winczewski	10,000	38,900	48,900
Frank B. Bennett (5)	7,500	58,350	65,850

(1) Mr. Marcus E. Jundt, our Chairman of the Board, President and Chief Executive Officer, is not included in this table as he is an employee of the Company and thus receives no compensation for his services as a director. The compensation received by Mr. Jundt as an employee of our company is shown in the Summary Compensation Table on page 9.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with SFAS 123R. As of December 31, 2006, each director has the following number of options outstanding: Mark L. Bartholomay (10,000); Kent D. Carlson (10,000); Richard J. Hauser (14,800); Douglas G. Hipskind (18,000); W. Kirk Patterson (16,400); and Anthony L. Winczewski (14,800).

(3) Mr. Bartholomay was appointed Chairman of the Audit Committee during July 2006.

(4) Mr. Carlson joined the Board of Directors during August 2006.

(5) Mr. Bennett resigned from the Board of Directors during July 2006.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our stock option plans and under our Employee Stock Purchase Plan as of December 31, 2006.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	631,589	$ 10.65	304,874
Equity Compensation Plans Not Approved by Stockholders	—	$ —	—
Total	631,589	$ 10.65	304,874

2002 Stock Plan

During November 2002, our Board of Directors adopted and the stockholders approved the Kona Grill, Inc. 2002 Stock Plan. During January 2005, our Board of Directors adopted, and our stockholders approved, an amendment to the 2002 Plan. The 2002 Plan provides for the grant of incentive and nonqualified stock options to acquire our common stock, the direct grant of common stock or restricted stock units, the grant of stock appreciation rights, or SARs, and the grant of other cash awards to key personnel, directors, advisors, consultants, and others providing valuable services to our company. The purpose of the 2002 Plan is to promote the interests of our company and our stockholders by providing such individuals with an opportunity to acquire a proprietary interest in our company and receive competitive performance-related incentives so as to develop a stronger incentive to put forth maximum effort for the continued success and growth of our company. We believe that the 2002 Plan represents an important factor in attracting and retaining qualified personnel. Upon approval by our stockholders of our 2005 Plan described below, we discontinued grants of awards under our 2002 Plan.

Awards or portions of awards that terminate, expire, or are otherwise forfeited will again be available for further awards under the 2005 Plan. As of December 31, 2006, options to purchase 254,589 shares of common stock were outstanding under the 2002 Plan, 135,726 shares of common stock had been issued upon exercise of options granted under the 2002 Plan, and there were no shares of common stock remaining available for grant under the 2002 Plan.

The power to administer the 2002 Plan rests exclusively with our Board of Directors or a committee consisting of two or more non-employee directors who are appointed by the Board of Directors. The committee has the power to determine the timing and recipients of awards, the form and amount of each award, and the terms and conditions for the grant or exercise. The committee may delegate its authority under the 2002 Plan to one or more officers of our company for purposes of granting and administering awards to persons other than executive officers. The Board of Directors determines the granting of awards, and the terms, conditions, and eligibility of such awards with respect to non-employee directors.

In the event of a fundamental change of our company, which means a merger or consolidation of our company with or into any other corporation, regardless of whether our company is the surviving corporation, a sale of substantially all of the assets of our company, a statutory share exchange involving our capital stock, or a dissolution or liquidation of our company, the committee may make appropriate provision for the protection of the outstanding options and SARs by substitution of options, SARs, and appropriate voting common stock of the corporation surviving any merger or consolidation in lieu of options, SARs, and capital stock of our company. At least 30 days prior to the occurrence of the fundamental change, our Board of Directors will declare and notify each holder of an option or SAR whether each option or SAR will be cancelled at the time of or immediately prior to the fundamental change in exchange for an equivalent cash payment. At such time, each option and SAR will become immediately exercisable in full and each person holding an option or SAR will have the right to exercise the option or SAR in whole or in part. If declared, each unexercised option or SAR remaining outstanding prior to the fundamental change will be cancelled.

The 2002 Plan will remain in effect until all shares subject to it are distributed, or until all awards have expired or lapsed, or until otherwise terminated by our Board of Directors. The plan is not intended to be the exclusive means by which we may issue options or warrants to acquire our common stock, stock awards, or any other type of award. To the extent permitted by applicable law and NASDAQ requirements, we may issue any other options, warrants, or awards other than pursuant to the 2002 Plan with or without stockholder approval.

2005 Stock Award Plan

During June 2005, our Board of Directors adopted our 2005 Stock Award Plan, or 2005 Plan, and the 2005 Plan was approved by our stockholders during July 2005. As of December 31, 2006, there were 377,000 options outstanding under the 2005 Plan, 15,250 shares of common stock issued upon exercise of awards granted under these plans, and 117,435 shares remaining available for grant.

Background and Purpose

The terms of the plan provide for grants of stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, dividend equivalents, other stock related awards and performance awards that may be settled in cash, stock, or other property.

The purpose of the 2005 Plan is to assist us in attracting, motivating, retaining, and rewarding high-quality executives and other employees, officers, directors, and consultants by enabling such persons to acquire or increase a proprietary interest in our company in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value.

General Terms of the 2005 Plan; Shares Available for Issuance

The 2005 Plan provides for the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, shares of restricted common stock, bonus stock in lieu of obligations, or other stock-based awards to employees, directors, and independent contractors who provide valuable services to our company. The total number of shares of our common stock that may be subject to awards under the 2005 Plan is equal to 250,000 shares, plus (i) the number of shares with respect to which awards previously granted under the 2002 Plan that terminate without the issuance of the shares or where the shares are forfeited or repurchased; (ii) any shares available for grant in the share reserve of the 2002 Plan as of July 18, 2005, the date the 2005 Plan was approved by the stockholders; (iii) with respect to awards granted under the plans, the number of shares which are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iv) the number of shares that are surrendered or withheld in payment of the exercise price of any award or any tax withholding requirements in connection with any award granted under the existing plans. If any award previously granted under the 2005 Plan is forfeited, terminated, canceled, surrendered, does not vest, or expires without having been exercised in full, stock not issued under such award will again be available for grant for purposes of the 2005 Plan. If any change is made in the stock subject to the 2005 Plan, or subject to any award granted under the 2005 Plan (through consolidation, spin-off, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, or otherwise), the 2005 Plan provides that appropriate adjustments will be made as to the aggregate number and type of shares available for awards, the maximum number and type of shares that may be subject to awards to any individual, the number and type of shares covered by each outstanding award, the exercise price grant price, or purchase price relating to any award, and any other aspect of any award that the Board of Directors or Compensation Committee determines appropriate.

The 2005 Plan provides that it is not intended to be the exclusive means by which we may issue options to acquire our common stock or any other type of award. To the extent permitted by applicable law and the rules and regulations of the NASDAQ Global Market, we may issue other options, warrants, or awards other than pursuant to the 2005 Plan without stockholder approval.

Limitations on Awards

In the event that a dividend or other distribution (whether in cash, shares of our common stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants, the plan administrator is authorized to substitute, exchange, or adjust any or all of (1) the number and kind of shares that may be delivered under the plan, (2) the per person limitations described in the preceding paragraph, and (3) all outstanding awards, including adjustments to exercise prices of options and other affected terms of awards. The plan administrator is authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

Eligibility

The persons eligible to receive awards under the plan consist of directors, officers, employees, and independent contractors of our company and those of our affiliates. However, incentive stock options may be granted under the plan only to our employees, including officers, and those of our affiliates. An employee on leave of absence may be considered as still in our employ or in the employ of an affiliate for purposes of eligibility under the plan.

Administration

Our Board of Directors is responsible for the administration of the plan and has delegated certain administrative responsibilities of the plan to the Compensation Committee. The Board of Directors administers the plan with respect to our senior officers. Together, our Board of Directors and the Compensation Committee are referred to as the plan administrator. The Compensation Committee members must be "non-employee directors" as defined by Rule 16b-3 of the Securities Exchange Act, "outside directors" for purposes of Section 162(m), and independent as defined by Nasdaq or any other national securities exchange on which any of our securities may be listed for trading in the future. Subject to the terms of the plan, the plan administrator is authorized to select eligible persons to receive awards, determine the type and number of awards to be granted and the number of shares of our common stock to which awards will relate, specify times at which awards will be exercisable or may be settled (including performance conditions that may be required as a condition thereof), set other terms and conditions of awards, prescribe forms of award agreements, interpret and specify rules and regulations relating to the plan, and make all other determinations that may be necessary or advisable for the administration of the plan.

Stock Options and Stock Appreciation Rights

The plan administrator is authorized to grant stock options, including both incentive stock options, which we refer to as ISOs, and nonqualified stock options. In addition, the plan administrator is authorized to grant stock appreciation rights, which entitle the participant to receive the appreciation in our common stock between the grant date and the exercise date of a stock appreciation right. The plan administrator determines the exercise price per share subject to an option and the grant price of a stock appreciation right. However, the per share exercise price of an ISO and the per share grant price of a stock appreciation right must not be less than the fair market value of a share of our common stock on the grant date and the per share exercise price of an ISO must not be less than 100% of the fair market value of a share of our common stock on the grant date. The plan administrator generally will fix the maximum term of each option or stock appreciation right, the times at which each stock option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised stock options or stock appreciation rights on or following termination of employment or service, except that no stock option or stock appreciation right may have a term exceeding 10 years. Stock options may be exercised by payment of the exercise price in cash, shares that have been held for at least six months (or that the plan administrator otherwise determines will not cause us a financial accounting charge), and outstanding awards or other property having a fair market value equal to the exercise price, as the plan administrator may determine from time to time. The plan administrator determines methods of exercise and settlement and other terms of the stock appreciation rights. Stock appreciation rights under the plan may include "limited stock appreciation rights" exercisable for a stated period of time after we experience a change in control or upon the occurrence of some other event specified by the plan administrator, as discussed below.

Restricted and Deferred Stock

The plan administrator is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of our common stock, which may not be sold or disposed of and which may be forfeited in the event of certain terminations of employment or service, prior to the end of a restricted period specified by the plan administrator. A participant granted restricted stock generally has all of the rights of one of our stockholders, unless otherwise determined by the plan administrator. An award of deferred stock confers upon a participant the right to receive shares of our common stock at the end of a specified deferral period, and may be subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents

The plan administrator is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards, or other property equal in value to dividends paid on a specific number of shares of our common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of our common stock, awards, or otherwise as specified by the plan administrator.

Bonus Stock and Awards in Lieu of Cash Obligations

The plan administrator is authorized to grant shares of our common stock as a bonus free of restrictions for services performed for us or to grant shares of our common stock or other awards in lieu of our obligations to pay cash under the plan or other plans or compensatory arrangements, subject to such terms as the plan administrator may specify.

Federal Income Tax Consequences of Awards

The information set forth below is a summary only and does not purport to be complete. In addition, the information is based upon current federal income tax rules, and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Nonqualified Stock Options

Generally, there is no taxation upon the grant of a nonqualified stock option. On exercise, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the stock over the exercise price. If the optionee is our employee or an employee of an affiliate, that income will be subject to withholding tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the option, and the optionee's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the optionee.

Incentive Stock Options

The plan provides for the grant of stock options that qualify as "incentive stock options," which we refer to as ISOs, as defined in Section 422 of the Code. Under the Code, an optionee generally is not subject to ordinary income tax upon the grant or exercise of an ISO. In addition, if the optionee holds a share received on exercise of an

ISO for at least two years from the date the option was granted and at least one year from the date the option was exercised, which we refer to as the Required Holding Period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an ISO before the end of the Required Holding Period, which we refer to as a Disqualifying Disposition, the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the ISO was exercised over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired on exercise of an ISO exceeds the exercise price of that option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition will be included in the optionee's alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the option is exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired on exercise of an ISO after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, we are allowed a deduction in an amount equal to the ordinary income includible in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Stock Awards

Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Stock Appreciation Rights

We may grant stock appreciation rights separate from any other award, which we refer to as stand-alone stock appreciation rights, or in tandem with options, which we refer to as tandem stock appreciation rights, under the plan.

With respect to stand-alone stock appreciation rights, if the recipient receives the appreciation inherent in the stock appreciation rights in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the stock appreciation rights in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.

With respect to tandem stock appreciation rights, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the stand-alone stock appreciation rights, if the recipient elects to exercise the underlying option, the recipient will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above).

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Dividend Equivalents

Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is received equal to the fair market value dividend equivalent award received. Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the dividend equivalent.

Section 162 Limitations

Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year. For purposes of Section 162(m), the term "covered employee" means our Chief Executive Officer and our four highest compensated officers as of the end of a taxable year as disclosed in our filings with the SEC.

Certain kinds of compensation, including qualified "performance-based" compensation, are disregarded for purposes of the Section 162 (m) deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to certain stock awards will qualify as performance-based compensation if the award is granted by a committee of the Board of Directors consisting solely of "outside directors" and the stock award is granted (or exercisable) only upon the achievement (as certified in writing by the committee) of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, and the material terms of the plan under which the award is granted is approved by stockholders. A stock option or stock appreciation right may be considered "performance-based" compensation as described in the previous sentence or by meeting the following requirements: the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, the material terms of the plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

The regulations under Section 162(m) require that the directors who serve as members of the committee must be "outside directors." The plan provides that directors serving on the committee must be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (i) our current employees or those of one of our affiliates, (ii) our former employees or those of one of our affiliates who receive compensation for past services (other than benefits under a tax-qualified pension plan), (iii) our current and former officers or those of one of our affiliates, (iv) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (v) any other person who is not otherwise considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally narrower than the definition of a "non-employee director" under Rule 16b-3 of the Exchange Act.

2005 Employee Stock Purchase Plan

We adopted our 2005 Employee Stock Purchase Plan, or ESPP, during June 2005 and our stockholders approved the ESPP during July 2005.

Principal Reasons for the Plan; General Terms

The purpose of the ESPP is to provide a means by which our employees may be given an opportunity to purchase shares of common stock through payroll deductions, to assist us in retaining the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for our success.

The rights to purchase common stock granted under the ESPP are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Internal Revenue Code of 1986, as amended, or the Code.

We have reserved for issuance 210,596 shares of common stock under the ESPP. Many of our approximately 1,800 employees are eligible to participate in the ESPP, as described below. As of December 31, 2006, there were 23,157 shares of common stock issued under the ESPP and 187,439 shares remaining available for issuance.

Administration

Our Board of Directors administers the ESPP and has the final power to construe and interpret both the ESPP and the rights granted under it. Our Board of Directors has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of our company will be eligible to participate in the ESPP.

The Board has the power to delegate administration of the ESPP to a committee composed of not fewer than one member of the Board of Directors, which we expect to be the Compensation Committee. As used herein with respect to the ESPP, the "Board" refers to any committee the Board of Directors appoints or to the Board of Directors.

Stock Subject to ESPP

Originally, an aggregate of 125,000 shares of common stock was reserved for issuance under the ESPP, subject to annual increases equal to the lesser of (a) 1.5% of the shares of our common stock outstanding on the first day of the fiscal year, or (b) 100,000 shares of common stock. As a result, as of January 1, 2007, an aggregate of 298,310 shares of common stock were reserved for issuance under the ESPP. If rights granted under the ESPP expire, lapse, or otherwise terminate without being exercised, the shares of common stock not purchased under such rights again become available for issuance under the ESPP.

Offerings

The ESPP is implemented by offerings of rights to all eligible employees from time to time by the Board. The maximum length for an offering under the plan is 27 months. A participant with more than one purchase right outstanding will be deemed to fully exercise the purchase right with a lower exercise price (or an earlier-granted date if the rights have the same exercise price), unless otherwise indicated by the participant.

Eligibility

Any person who is customarily employed by us at least 20 hours per week and five months per calendar year on the first day of an offering is eligible to participate in that offering, provided such person has been employed by us for a period determined by the Board, such period not to exceed two years. Officers of our company may be eligible to participate in the ESPP, however, the Board may provide that "highly compensated" employees are not eligible to participate in the ESPP.

However, no employee is eligible to participate in the ESPP if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock representing 5% or more of the total combined voting power or value of all classes of stock of our company (including any stock which such employee may purchase under all outstanding rights and options). In addition, no employee may purchase shares of our common stock worth more than $25,000 (determined as the fair market value of the shares at the time such rights are granted) under all of our employee stock purchase plans in any calendar year. The ESPP is the only employee stock purchase plan adopted by the Board.

Participation in the Plan

Eligible employees enroll in the ESPP by delivering to us, prior to the date selected by the Board as the offering date for the offering, an agreement authorizing payroll deductions during the offering, not to exceed fifteen percent (15%) of such employees' eligible earnings during the offering period.

Purchase Price

The purchase price per share at which shares of common stock are sold in an offering under the ESPP will not be less than 95% of the fair market value of one share of common stock on the last day of the applicable offering period.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions during the offering period. At any time during the offering, a participant may reduce, increase, or terminate his or her payroll deductions as the Board provides in the offering. All payroll deductions made for a participant are credited to his or her account under the ESPP and deposited with the general funds of our company. To the extent specifically provided in the offering, a participant may make additional payments into such account.

Purchase of Stock

By executing an agreement to participate in the ESPP, the employee is entitled to purchase shares under the ESPP. In connection with offerings made under the ESPP, the Board specifies a maximum number of shares of common stock an employee may be granted the right to purchase and the maximum aggregate number of shares of common stock that may be purchased pursuant to such offering by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of common stock available, the Board would make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee's participation is discontinued, his or her right to purchase shares is exercised automatically on each purchase date during an offering at the applicable price.

Withdrawal

While each participant in the ESPP is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to us a notice of withdrawal from the ESPP.

Upon any withdrawal from an offering by the employee, we will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of common stock on the employee's behalf during such offering, and such employee's interest in the offering will be automatically terminated. The employee is not entitled to again participate in that offering. However, an employee's withdrawal from an offering will not have any effect upon such employee's eligibility to participate in subsequent offerings under the ESPP.

Termination of Employment or other Lack of Eligibility

Rights granted pursuant to any offering under the ESPP terminate immediately upon cessation of an employee's employment for any reason or no reason (subject to any post-employment participation period required by law) or other lack of eligibility for any reason, and we will distribute to such employee all of his or her accumulated payroll deductions, without interest, less any accumulated deductions previously applied to the purchase of shares of common stock on the employee's behalf during such offering.

Restrictions on Transfer

Rights granted under the ESPP are not transferable and may be exercised only by the person to whom such rights are granted.

Adjustment Provisions

Transactions not involving receipt of consideration by us, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the type, class, and number of shares of common stock subject to the ESPP and to outstanding purchase rights. In that event, the ESPP will be appropriately adjusted in the type, class, and maximum number of shares subject to the ESPP and the outstanding purchase rights granted under the ESPP will be appropriately adjusted in the type, class, number of shares, and purchase limits of such purchase rights.

Effect of Certain Corporate Transactions

In the event of (i) the sale, lease, license, or other disposition of all or substantially all of our consolidated assets, (ii) the sale or other disposition of at least ninety percent (90%) of our outstanding securities, or (iii) certain specified types of merger, consolidation, or similar transactions (collectively, "corporate transaction"), any surviving or acquiring corporation may continue or assume rights outstanding under the ESPP or may substitute similar rights. If any surviving or acquiring corporation does not assume such rights or substitute similar rights, then the participants' accumulated payroll deductions will be used to purchase shares of common stock within twenty (20) business days prior to the corporate transaction under the ongoing offering and the participants' rights under the ongoing offering will terminate immediately after such purchase.

Duration, Amendment, and Termination

The Board may suspend or terminate the ESPP at any time. Unless terminated earlier, the ESPP will terminate at that time that all of the shares of common stock reserved for issuance under the ESPP, as increased or adjusted from time to time, have been issued under the terms of the ESPP.

The Board may amend the ESPP at any time. Any amendment of the ESPP, except amendments relating solely to (i) benefit the administration of the ESPP, (ii) take account of a change in legislation, or (iii) exchange control or regulatory treatment for participants or us, must be approved by the stockholders after its adoption by the Board if the amendment is necessary for the ESPP to satisfy Sections 423 of the Code or other applicable laws and regulations.

Rights granted before amendment or termination of the ESPP will not be altered or impaired by any amendment or termination of the ESPP, except (i) with consent of the employee to whom such rights were granted; or (ii) as necessary to comply with any laws or governmental regulations (including, without limitation the provisions of the Code and the regulations thereunder relating to employee stock purchase plans).

Federal Income Tax Information

Rights granted under the ESPP are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of more than two years after the beginning of the offering period and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price, or (ii) the excess of the fair market value of the stock as of the beginning of the offering period over the exercise price (determined as of the beginning of the offering period) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. At present, such capital gains generally are subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to us by reason of the grant or exercise of rights under the ESPP. We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

REPORT OF THE AUDIT COMMITTEE

Our Board of Directors has appointed an Audit Committee, consisting of three directors. All of the members of the committee are "independent" of our company and management, as independence is defined in applicable rules of NASDAQ and the SEC.

The purpose of the Audit Committee is to assist the oversight of our Board of Directors in the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor. The primary responsibilities of the committee include overseeing our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of the Board of Directors.

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The independent auditor is responsible for auditing the financial statements and expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles.

In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements with management and the independent auditor. The committee discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, *"Communication with Audit Committees,"* as amended by SAS 89 and SAS 90, and Rule 2-07, *"Communication with Audit Committees,"* of Regulation S-X. This included a discussion of the auditor's judgments as to the quality, not just the acceptability, of our company's accounting principles and such other matters as are required to be discussed with the committee under generally accepted auditing standards. In addition, the committee received from the independent auditor written disclosures and the letter required by Independence Standards Board Standard No. 1. The committee also discussed with the independent auditor the auditor's independence from management and our company, including the matters covered by the written disclosures and letter provided by the independent auditor.

The committee discussed with the independent auditor the overall scope and plans for its audit. The committee met with the independent auditor, with and without management present, to discuss the results of the examinations, its evaluations of our company, the internal controls, and the overall quality of the financial reporting. The committee held five meetings during the fiscal year ended December 31, 2006.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Our Board of Directors has adopted a written charter for the Audit Committee that reflects, among other things, requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC, and rules of NASDAQ. A copy of the Audit Committee charter is included on our website at *www.konagrill.com.*

The report has been furnished by the Audit Committee of the Board of Directors.

Mark L. Bartholomay, Chairman
Kent D. Carlson
W. Kirk Patterson

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers, and persons that own more than 10 percent of a registered class of our company's equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish our company with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms received by us during the fiscal year ended December 31, 2006, and written representations that no other reports were required, we believe that each person who, at any time during such fiscal year, was a director, officer, or beneficial owner of more than 10 percent of our common stock complied with all Section 16(a) filing requirements during such fiscal year, except for Mr. Bartholomay, who filed a late Form 3 upon appointment as a director, Mr. Hauser, who filed one late Form 4 relating to the purchase of common stock and Messrs. Patterson, Bennett, and Winczewski who each filed one late Form 4 relating to the grant of stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We recognize that transactions between us and any of our directors or executives can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our company and stockholders. Therefore, as a general matter and in accordance with our Code of Business Conduct and Ethics, it is our preference to avoid such transactions. Nevertheless, we recognize that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of our company. Therefore, we intend to adopt a policy which requires our Audit Committee to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the committee will review any transaction in which we are or will be a participant and the amount involved exceeds $120,000, and in which any of our directors or executives had, has or will have a direct or indirect material interest. After its review the committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of our company and our stockholders, as the committee determines in good faith.

During fiscal 2006, we did not enter into, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000, and in which any director, executive officer, or holder of more than 5% of any class of voting securities of our company and members of such person's family had or will have a direct or indirect material interest.

PERFORMANCE GRAPH

The following line graph compares cumulative total stockholder returns for the period from August 16, 2005 through December 31, 2006 for (1) our common stock; (2) the NASDAQ Composite (U.S.) Index; and (3) a restaurant peer group. We do not believe that an index exists with companies comparable to those of our company. We have therefore elected to include a peer group consisting of P.F. Chang's China Bistro, Inc.; Cheesecake Factory Incorporated; McCormick & Schmick's Seafood Restaurants, Inc.; Benihana, Inc.; BJ's Restaurants, Inc.; Granite City Food & Brewery Ltd.; and J. Alexander's Corporation. The graph assumes an investment of $100 on August 16, 2005, which was the first day on which our stock was listed on the NASDAQ Global Market. The calculations of cumulative stockholder return for the NASDAQ Composite (U.S.) Index and the restaurant peer group include reinvestment of dividends, but the calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay any dividends during the measurement period. The performance shown is not necessarily indicative of future performance.


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Kona Grill Inc
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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock on March 16, 2007, except as indicated, by (1) each director and each named executive officer of our company, (2) all directors and executive officers of our company as a group, and (3) each person known by us to own more than 5% of our common stock.

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percent (2)
Directors and Executive Officers:		
Marcus E. Jundt (3)	1,136,531	18.2%
Jason J. Merritt (4)	107,426	1.8%
Mark S. Robinow (5)	80,919	1.4%
Mark L. Bartholomay (6)	10,750	*
Kent D. Carlson (7)	10,187	*
Richard J. Hauser (8)	589,922	9.7%
Douglas G. Hipskind (9)	18,750	*
W. Kirk Patterson (10)	17,150	*
Anthony L. Winczewski (11)	15,550	*
All directors and executive officers as a group (9 persons)	1,587,185	24.4%
5% Stockholders:		
William Blair & Company, L.L.C. (12)	855,378	14.6%
Kona MN, LLC (13)	400,000	6.6%
Cortina Asset Management, LLC (14)	364,468	6.2%
James R. Jundt (15)	303,333	5.2%

* Less than one percent.

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached as follows: c/o Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251.

(2) The percentages shown are calculated based on 5,860,710 shares of common stock outstanding on March 16, 2007. The numbers and percentages shown include the shares of common stock actually owned as of March 16, 2007 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of March 16, 2007 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

(3) Mr. Marcus E. Jundt is the son of Mr. James R. Jundt. The number of shares of common stock beneficially owned by Mr. Jundt includes (a) 10,800 shares held in trust by his children, of which Mr. Marcus Jundt is not a trustee; (b) 200,000 shares of common stock beneficially owned by Kona MN, LLC, of which Mr. Marcus Jundt is a control person; (c) 200,000 shares of common stock issuable upon exercise of outstanding warrants held by Kona MN, LLC; and (d) 185,000 shares of common stock issuable upon exercise of vested stock options. Of such shares, 540,731 shares have been pledged by Mr. Jundt as security for a loan and 200,000 shares have been pledged by Kona MN, LLC as security for a loan. The number of shares of common stock beneficially owned by Mr. Jundt does not include 303,333 shares held by Mr. James R. Jundt. All shares of common stock held by Kona MN, LLC are included in the beneficial ownership for both Messrs. Jundt and Hauser.

(4) Includes 81,250 shares of common stock issuable upon exercise of vested stock options.

(5) Includes 77,339 shares of common stock issuable upon exercise of vested stock options.

(6) Includes 10,750 shares of common stock issuable upon exercise of vested stock options.

(7) Includes 10,187 shares of common stock issuable upon exercise of vested stock options.

(8) Mr. Hauser is a control person of Kona MN, LLC. The number of shares of common stock beneficially owned by Mr. Hauser includes (a) 172,666 shares of common stock held by his spouse; (b) 200,000 shares of common stock held by Kona MN, LLC; (c) 200,000 shares of common stock issuable upon exercise of outstanding warrants held by Kona MN, LLC; and (d) 15,550 shares of common stock issuable upon exercise of vested stock options. Of such shares, 200,000 shares have been pledged by Kona MN, LLC as security for a loan. All shares of common stock held by Kona MN, LLC are included in the beneficial ownership for both Messrs. Jundt and Hauser.

(9) Includes 18,750 shares of common stock issuable upon exercise of vested stock options.

(10) Includes 17,150 shares of common stock issuable upon exercise of vested stock options.

(11) Includes 15,550 shares of common stock issuable upon exercise of vested stock options.

(12) Based on the statement on Schedule 13G filed with the Securities and Exchange Commission on January 17, 2007, William Blair & Company, L.L.C. has sole voting and dispositive power over 855,378 shares of common stock. The address of William Blair & Company, L.L.C. is 222 W. Adams Street, Chicago, IL 60606.

(13) Includes 200,000 shares of common stock and 200,000 shares of common stock issuable upon exercise of outstanding warrants. Of such shares, 200,000 shares have been pledged by Kona MN, LLC as security for a loan. Mr. Jundt and Mr. Hauser are both control persons of Kona MN, LLC and all shares of common stock held by Kona MN, LLC are included in the beneficial ownership for both Messrs. Jundt and Hauser.

(14) Based on the statement on Schedule 13G filed with the Securities and Exchange Commission on February 15, 2007, Cortina Asset Management LLC has sole voting power over 198,778 shares of common stock and sole dispositive power over 364,468 shares of common stock. The address of Cortina Asset Management, LLC is 330 East Kilbourn Avenue, Suite 850, Milwaukee, Wisconsin 53202.

(15) Mr. James Jundt is the father of Mr. Marcus Jundt and has sole voting and dispositive power over all such shares.

PROPOSAL TO AMEND THE 2005 STOCK AWARD PLAN

Our Board of Directors has approved a proposal to amend the 2005 Plan, subject to approval by our stockholders, to increase the maximum number of shares of our common stock available for issuance in connection with awards under the 2005 Plan by 175,000 shares, and to require stockholder approval related to actions that may be considered option repricing. Our Board of Directors recommends a vote "for" the proposed amendments to the Plan. The full text of the proposed amendments to the 2005 Plan is attached as Appendix A to this proxy statement. The amendments will be effective upon approval of the amendments to the 2005 Plan.

Reasons for the Proposed Amendments

The 2005 Plan is intended to attract, retain, and motivate key personnel. The 2005 Plan provides such individuals with an opportunity to acquire a proprietary interest in our company and thereby align their interests with the interests of our other stockholders and give them an additional incentive to use their best efforts for the long-term success of our company. See "Executive Compensation — 2005 Stock Award Plan" for a description of the material terms of the plan.

Currently, there are 44,635 shares of common stock remaining available for issuance under the 2005 Plan. We are not eligible to grant additional awards under the 2002 Plan. Accordingly, during February 2007, our Board of Directors determined that an increase in the share limitation under the 2005 Plan was necessary (1) to reflect the growth of our company, and (2) to provide a sufficient number of shares to enable us to continue to attract, retain, and motivate key personnel by making additional grants under the 2005 Plan for the next twelve months. If the 2005 Plan is approved, the shares available for issuance under the 2005 Plan will increase to 219,635.

As of March 16, 2007, there were 509,885 shares authorized under the 2005 Plan of which 447,500 shares are reserved for issuance under outstanding awards, 17,750 shares had been issued upon exercise of options granted under the 2005 Plan, and 44,635 shares remain available for grant. The number of shares authorized for issuance under the 2005 Plan may increase by the following: (i) the number of shares with respect to which awards previously granted under the 2002 Plan that terminate without the issuance of the shares or where the shares are forfeited or repurchased; (ii) with respect to awards granted under the plans, the number of shares which are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iii) the number of shares that are surrendered or withheld in payment of the exercise price of any award or any tax withholding requirements in connection with any award granted under the existing plans.

In addition, we propose to amend the 2005 Plan to require stockholder approval for the plan administrator to (1) lower the exercise price per share of an option after it is granted, (2) cancel an option when the exercise price per share exceeds the fair market value of the underlying shares in exchange for another award or cash, or (3) take any other action with respect to an option that may be treated as a repricing under the federal securities law or generally accepted accounting principles.

Reasons for and Effect of the Proposed Amendments

The Board of Directors believes that the approval of the proposed amendments to the 2005 Plan are necessary to achieve the purposes of the 2005 Plan and to promote the welfare of our company and our stockholders. In June 2005, the original share limitation (based on 250,000 shares plus additional "rollover" shares from the 2002 Plan) was established under the 2005 Plan. At that time, we had approximately 800 employees, approximately 2.8 million total outstanding shares, including convertible preferred stock and shares issuable under our convertible subordinated promissory note, and revenues for the six months ended June 30, 2005 of approximately $16.9 million. Today, we have approximately 1,800 employees, approximately 5.8 million outstanding shares, and revenue in fiscal 2006 of $50.7 million. Looking toward the future, we have limited availability under the current share limitation for future grants, accordingly, the need for an amendment to increase the limitation on the shares issuable under the 2005 Plan. The Board of Directors believes that the proposed amendment to the 2005 Plan will aid our company in attracting and retaining directors, officers, and key employees, and motivating such persons to exert their best efforts on behalf of our company. In addition, we expect that the proposed amendment will further strengthen the identity of interests of the directors, officers, and key employees with that of the stockholders.

The Board of Directors believes that amending the 2005 Plan to require stockholder approval for any actions that may be considered option repricing is prudent in light of the general disfavor by stockholders of such transactions and the current environment regarding stock option investigations by the Securities and Exchange Commission.

Approval by Stockholders of the Proposed Amendments

Approval of the proposed amendments to our 2005 Plan will require the affirmative vote of the holders of a majority of the shares of our common stock present in person or by proxy. The amendments will be effective upon approval by our stockholders of the amendments to the 2005 Plan. In the event that the amendments to the 2005 Plan are not approved by the stockholders, we will not have sufficient ability to grant options to retain, motivate, and attract new and existing directors, officers, and key employees. Any options outstanding under the 2005 Plan prior to the amendments will remain valid and unchanged.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The firm of Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements of our company for the fiscal years ended December 31, 2005 and 2006. We have appointed Ernst & Young LLP to audit our consolidated financial statements for the fiscal year ending December 31, 2007 and recommend that the stockholders vote in favor of the ratification of such appointment. In the event of a negative vote on such ratification, the Board of Directors will reconsider its selection. The Board of Directors anticipates that representatives of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.

Aggregate fees billed to our company for the fiscal years ended December 31, 2005 and 2006 by Ernst & Young LLP, are as follows:

	Fiscal 2005	Fiscal 2006
Audit Fees (1)	$ 144,950	$ 206,679
Audit-Related Fees (2)	452,600	12,500
Tax Fees (3)	--	--
All Other Fees	--	--
Total	$ 597,550	$ 219,179

(1) Represents fees associated with the annual audits, reviews of our quarterly reports on Form 10-Q, assistance with the review of documents filed with the SEC, and accounting consultations.

(2) Represents fees associated with our initial public offering (fiscal 2005), and review of our documentation of internal control policies and procedures over financial reporting.

(3) Represents fees associated with assistance in tax compliance and tax-related consultation.

Audit Committee Pre-Approval Policies

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the approval in advance of any significant audit or non-audit engagement or relationship with the independent auditor, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent auditor. All of the services provided by Ernst & Young LLP described above under the captions "Audit-Related Fees," "Tax Fees," and "All Other Fees" were approved by our Audit Committee pursuant to our Audit Committee's pre-approval policies.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Any stockholder that wishes to present any proposal for stockholder action at our annual meeting of stockholders to be held in 2008 must notify us at our principal offices no later than November 28, 2007 in order for the proposal to be included in our proxy statement and form of proxy relating to that meeting. Under our bylaws, stockholders must follow certain procedures to nominate persons for election as director or to introduce an item of business at an annual meeting of stockholders.

Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek inclusion of the proposed matter in our proxy statement for the annual meeting to be held during calendar 2008, except in circumstances where (i) we receive notice of the proposed matter no later than February 11, 2008 and (ii) the proponent complies with the other requirements set forth in Rule 14a-4.

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as our Board of Directors may recommend.

Dated: March 19, 2007

APPENDIX A

FIRST AMENDMENT TO
KONA GRILL, INC.
2005 STOCK AWARD PLAN

THIS FIRST AMENDMENT to the Kona Grill, Inc. 2005 Stock Award Plan (this "Amendment") is entered into as of February 6, 2007, by Kona Grill, Inc., a Delaware corporation (the "Company").

RECITALS

A. The Company adopted the Kona Grill, Inc. 2005 Stock Award Plan effective as of June 30, 2005 (the "Plan").

B. Section 10(e) of the Plan provides that the Company's Board of Directors may amend, alter, suspend, discontinue, or terminate the Plan.

C. As of the date hereof, the Board of Directors of the Company approved an amendment to the Plan, subject to the approval of the Company's stockholders, increasing the maximum number of shares of the Company's common stock reserved and available for delivery in connection with Awards under the Plan by 175,000 shares.

D. Pursuant to the authority contained in Section 10(e) of the Plan, the Company now desires to amend the Plan as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants set forth in the Plan, the Company agrees as follows:

1. Section 4(a) of the Plan is deleted in its entirety and the following is substituted in lieu thereof:

(a) Limitation on Overall Number of Shares Subject to Awards. Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery in connection with Awards under the Plan shall be 425,000 (which reflects the effect of the Company's reverse stock split during August 2005). In addition, as of the date this Plan is first approved by the stockholders, any shares available in the reserve of the 2002 Plan shall be added to the Plan share reserve and be available for issuance under the Plan. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

2. A new Section 8(d) of the Plan shall be added to the Plan to read as follows:

(d) No Option Repricing. Other than for capitalization adjustment pursuant to Section 10(c), without approval of the Company's stockholders, the Plan Administrator shall not be permitted to (A) lower the exercise price per Share of an Option after it is granted, (B) cancel an Option when the exercise price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award or cash, or (C) take any other action with respect to an Option that may be treated as a repricing under the federal securities laws or Generally Accepted Accounting Principles.

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first above written.

KONA GRILL, INC.

By:________________________________
Mark S. Robinow, Chief Financial Officer

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2006 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 000-51491

Kona Grill, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-0216690**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251
(480) 922-8100
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of the registrant's common stock as reported on the NASDAQ Global Market on June 30, 2006 was $64,457,185. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of March 9, 2007, there were 5,860,710 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

KONA GRILL, INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2006

TABLE OF CONTENTS

Statements Regarding Forward-Looking Statements

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements relating to our future economic performance, plans and objectives for future operations, and projections of revenue and other financial items are based on our beliefs as well as assumptions made by and information currently available to us. Actual results could differ materially from those currently anticipated as a result of a number of factors, including those discussed in Item 1A, "Risk Factors."

PART I

Item 1. *Business*

Overview

Kona Grill restaurants offer freshly prepared food, personalized service, and a contemporary ambiance that create an exceptional, yet affordable dining experience that we believe exceeds many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of sushi items. Our menu items also incorporate over 40 signature sauces and dressings that we make from scratch, creating broad based appeal for the lifestyle and taste trends of a diverse group of guests, including everyday diners, couples, larger social groups, families, singles, and empty-nesters as well as special occasion customers. Our menu is standardized for all of our restaurants allowing us to deliver consistent, high quality meals.

Our restaurants accommodate approximately 275 guests and are comprised of multiple dining areas that incorporate modern design elements to create an upscale ambiance that reinforces our high standards of food and service. Our main dining area, full-service bar, outdoor patio, and sushi bar provide a choice of atmospheres and a variety of environments designed to appeal and encourage repeat visits with regular guests. We locate our restaurants in high-activity areas such as retail centers, shopping malls, urban power dining locations, lifestyle centers, and entertainment centers that are situated near commercial office space and residential housing to attract guests throughout the day. Our restaurants are designed to satisfy our guests' dining preferences during lunch, dinner, and non-peak periods such as late afternoon and late night.

As of March 9, 2007, we owned and operated 15 upscale casual dining restaurants in nine states. We opened five restaurants during 2006 to expand our concept in the following markets: Dallas and Houston, Texas; Oak Brook and Lincolnshire, Illinois; and Naples, Florida. We plan to open six restaurants during 2007 as we continue to expand our national presence. We opened our first restaurant of 2007 in Austin, Texas on March 9, 2007. Additional scheduled openings in 2007 include new markets such as Troy, Michigan; Baton Rouge, Louisiana; Stamford, Connecticut; and one location to be named at a later date, as well as the expansion of our presence in the Phoenix market with a location in Gilbert, Arizona. We believe our concept has the potential for over 100 restaurants nationwide.

We believe that our vast array of offerings and generous portions combined with an estimated average check per guest during 2006 of approximately $22 offers our guests an attractive price-value proposition. This value proposition, coupled with our multiple daypart model and exceptional service, have created an attractive business model. Furthermore, our restaurant model provides us with considerable growth opportunities to develop the Kona Grill concept nationwide

Our executive offices are located at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, and our telephone number is (480) 922-8100. Our website is located at *www.konagrill.com*. Through our website, we make available free of charge our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file these reports with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominating Committees; our Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices.

Our History

Our predecessor concept was a sushi restaurant that commenced operations during 1994. As our guests frequently requested additional selection and diversity in our menu offerings, we developed a successor restaurant concept offering innovative menu selections with mainstream appeal that became Kona Grill. We opened the first

Kona Grill restaurant in Scottsdale, Arizona during 1998. We sold the predecessor restaurant during 2002 to focus our efforts on growing the Kona Grill concept.

Competitive Strengths

We believe that the key strengths of our business include the following:

- *Innovative Menu Selections with Mainstream Appeal.* We offer a freshly prepared menu that combines a diverse selection of mainstream American selections as well as a variety of appetizers and entrees with an international influence, and award-winning sushi to appeal to a wide range of tastes, preferences, and price points. We prepare our dishes from original recipes with generous portions and creative and appealing presentations that adhere to standards that we believe are much closer to fine dining than typical casual dining. Our more than 40 proprietary sauces and dressings further differentiate our menu items and help create an exceptional meal while allowing our guests to experience new foods and tastes as well as share their everyday favorite choices with others. With an average check during 2006 of approximately $22 per guest or $15 per guest, excluding alcoholic beverages, we believe we provide an exceptional price/value proposition that helps create a lasting relationship between Kona Grill and our guests.

- *Distinctive Upscale Casual Dining Experience.* Our upscale casual dining concept captures some of the best elements of fine dining including a variety of exceptional food, impeccable service, and an extensive wine and drink list, and combines them with more casual qualities, like a broad menu with attractive price points and a choice of environments to fit any dining occasion, enabling us to attract a broad guest demographic. Our innovative menu, personalized service, and contemporary restaurant design blend together to create our upscale casual dining experience. We design our restaurants with a unique layout and utilize modern, eye-catching design elements such as our signature 2,000 gallon saltwater aquarium stocked with bright and colorful exotic fish, plants, and coral. Our multiple dining areas provide our guests with a number of distinct dining environments and atmospheres to satisfy a range of occasions or dining preferences. Our open exhibition-style kitchen and sushi bar further emphasize the quality and freshness of our food that are the cornerstones of our unique upscale casual dining concept.

- *Personalized Guest Service.* Our commitment to provide prompt, friendly, and efficient service enhances our food, reinforces our upscale ambiance, and helps distinguish us from other traditional casual dining restaurants. We train our service personnel to be cordial, friendly, and knowledgeable about all aspects of the restaurant, especially the menu, which helps us provide personalized guest service that is designed to ensure a pleasurable dining experience and exceed our guests' expectations. Our kitchen staff completes extensive training to ensure that our dishes are precisely prepared to provide a consistent quality of taste. We believe our focus on high service standards underscores our guest-centric philosophy.

- *Multiple Daypart Model.* Our appetizers, pizzas, entrees, and sushi offerings provide a flexible selection of items that can be ordered individually or shared by our guests, allowing them to dine with us during traditional lunch and dinner meal periods as well as in between customary dining periods such as in the late afternoon and late night. The lively ambiance of our patio and bar areas provides an energetic social forum for us to attract a younger professional clientele during these non-peak periods, as well as for all of our guests to enjoy before or after they dine with us. Our sushi bar provides another dining venue for our guests to dine with us while offering them a healthier, more adventuresome dining experience. We believe that our ability to attract and satisfy our guests throughout the day distinguishes us from many other casual dining chains and helps us maximize sales and leverage our fixed operating costs.

- *Attractive Unit Economics.* During 2006, the average unit volume of our nine restaurants open for at least 12 months was $4.8 million, or $678 per square foot. We believe our high average unit volume helps us attract high-quality employees, leverage our fixed costs, and makes us a desirable tenant for landlords. We expect the average cash investment for our new restaurants to be approximately $2.5 million, net of landlord tenant improvement allowances and excluding preopening expense. Our restaurant cash flow provides us the prospect of strong financial returns on this investment.

Growth Strategy

We believe that there are significant opportunities to grow our sales, our concept, and our brand throughout the United States. The following sets forth the key elements of our growth strategy.

Pursue Disciplined Restaurant Growth

We adhere to a disciplined site selection process and intend to continue expanding Kona Grill restaurants in both new and existing markets that meet our demographic, real estate, and investment criteria. Over the next several years, we plan to open the majority of our restaurants in new markets to continue to build awareness of our concept and to establish Kona Grill as a national upscale casual brand. During 2006, we opened five new restaurants, four of which were located in new markets and one in an existing market. Our expansion plans do not involve any franchised restaurant operations.

We plan to pursue locations that will enable us to maximize the use of outdoor patio seating. We believe the location of our restaurants plays a key role in our long-term success and, accordingly, we devote significant time and resources to analyzing each prospective site. We maintain a disciplined and controlled site selection process involving our management team and Board of Directors. Our site selection criteria for new restaurants includes locating our restaurants near high activity areas such as retail centers, shopping malls, urban power dining locations, lifestyle centers, and entertainment centers. In addition, we focus on areas that have above-average income populations, have high customer traffic throughout the day from thriving businesses or retail markets, and are convenient for and appealing to business and leisure travelers.

Our growth strategy for developing new restaurants also includes expansion in existing markets. Operating multiple restaurants in existing markets enables us to leverage our training resources and gain operating efficiencies associated with regional supervision, marketing, purchasing, and hiring. In addition, our ability to hire qualified employees is enhanced in markets where we are well known and we are able to utilize existing associates in new restaurants.

We plan to open six new restaurants during 2007, including our Austin, Texas restaurant that opened on March 9, 2007, and restaurants in Troy, Michigan; Baton Rouge, Louisiana; Gilbert, Arizona; and Stamford, Connecticut, as well as one restaurant to be named at a later date. We have signed leases for five of these six new restaurants and the remaining lease is in the process of negotiation.

Grow Existing Restaurant Sales

Our goal for existing restaurants is to improve our unit volumes through ongoing local marketing efforts designed to generate awareness and trial of our concept and increase the frequency of guest visits. During 2006, our comparable restaurants, which include those open for more than 18 months, generated same store sales increases of 4.0%.

We intend to continue to evaluate operational initiatives designed to increase sales at our restaurants. For example, we enclosed certain of our patios in cooler climate locations to permit the use of our patio year round and increase restaurant sales. We also design certain of our restaurants with adaptable modules to provide reconfigurable private dining rooms when needed, which will provide us flexibility to book private parties and special events. We believe by emphasizing operating in multiple dayparts, we are able to increase sales and leverage both development and fixed operating costs by operating during a greater number of hours during any given day. In addition, to date we have not utilized extensive advertising or marketing programs to promote our restaurants. We believe we can generate additional sales through these programs at a reasonable expense per restaurant.

Leverage Depth of Existing Corporate Infrastructure

We believe that successful execution of our growth strategies will enable Kona Grill to be a leading upscale casual dining restaurant operator in the United States. During 2005 and 2006, we made significant investments in our corporate infrastructure by hiring senior management, operating, human resources, real estate, and construction personnel; implementing purchasing, management, and information systems; and establishing financial controls to minimize risks associated with our current growth strategy. As we continue to realize the benefits of our growth, we believe that we will be able to leverage our investments in our corporate infrastructure and realize benefits from the increasing sales that our company generates.

Unit Economics

Our prototype restaurant for 2007 is 6,500 square feet (reduced from 7,000 square feet in prior years) and has seating for approximately 275 guests, including patio seats. We target prototype average unit volume to be $4.5 million annually following 24 months of operations, or sales per square foot of $692. During 2006, the average unit volume of our nine restaurants open at least 12 months was $4.8 million, or $678 per square foot. We believe our high average unit volume helps us attract high-quality employees, leverages our fixed costs, and makes us a desirable tenant for landlords.

The average investment cost for our restaurants depends upon the type of lease entered into, the amount of tenant improvement allowance we receive from landlords, and whether we assume responsibility for the construction of the building. The average cash investment cost for all of our restaurants opened since the beginning of 2002 was approximately $2.4 million, net of tenant improvement allowances and excluding preopening expenses. We expect the cash investment cost of our prototype restaurant to be approximately $2.5 million, net of landlord tenant improvement allowances between $0.7 million and $1.2 million, and excluding preopening expense of approximately $0.4 million.

We believe that our ability to generate sales throughout the day is a key strength of our concept. The following table depicts the amount and percentage of contribution for each daypart of overall restaurant sales during 2006.

Sales by Daypart

	Year Ended December 31, 2006	
	Sales	Percent
	(Dollars in thousands)	
Lunch Open to 3:00 p.m.	$11,575	23%
Dinner 5:00 to 9:00 p.m.	25,889	51%
Non-Peak 3:00 p.m. to 5:00 p.m. and 9:00 p.m. to Close	13,229	26%
Total All Day	$50,693	100%

Menu

The Kona Grill menu offers guests a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including a broad selection of award-winning sushi. This broad menu is an important factor in our differentiation from the other upscale dining competitors. We are well-known for our selection of over 40 signature sauces and dressings. Our sauces and dressings distinguish and compliment our dishes, creating delicious flavor profiles and artistic presentations for our guests. All of our menu items are freshly prepared using high quality ingredients and adhere to food standards that we believe are much closer to fine dining than typical casual dining.

Our menu features a selection of appetizers, pizzas, sandwiches, salads, noodle dishes, signature entrees, and desserts. We round out our menu with over 80 hand-made award-winning sushi choices. Our menu includes socially interactive items that can be eaten individually or easily shared amongst guests such as our *Chicken Satay* appetizer served with a sweet-hoisin dipping sauce and our *Garlic Shrimp Pizza* with a roasted red pepper pizza sauce. Our signature entrees feature our various sauces and offer guests generous portions that are impressive in presentation and in taste. For example, our popular *Macadamia Nut Chicken* is served with our special shoyu-cream sauce accompanied by wok-tossed vegetables and white cheddar mashed potatoes; our *Sweet-Chili Glazed Salmon* served with shrimp and pork fried rice, Szechwan beans and a coconut-curry vinaigrette; and our *Pan-Seared Ahi Tuna* is served over steamed white rice with a sweet-chili sauce accompanied by sautéed baby bok choy.

We are also known for our broad assortment of sushi that includes traditional favorites as well as distinct specialty items such as our *Seven-Spice Tuna Sashimi Salad* made with tuna sashimi, cucumber, smelt roe and sprouts with motoyaki sauce, or our *Jalapeno Yellowtail Sashimi* with a slice of jalapeno and cilantro with ponzu sauce. We have designed our sushi menu with a combination of both straight-forward and unintimidating selections such as our *California Roll* as well as more sophisticated items such as our *Spider Roll* made with soft shell crab, avocado, and cucumber wrapped in seaweed and soy paper and served with eel sauce. Our menu, coupled with our sushi selections, offers ample choices for health conscious guests, which the National Restaurant Association expects will continue to be a point of focus in the future.

Each of our restaurants has a dedicated kitchen staff member, whom we refer to as our saucier, to oversee the preparation of our more than 40 unique sauces and dressings that are made fresh from scratch on site using only high-quality ingredients and fresh produce. Each sauce is designed according to a proprietary recipe for a specific menu item and includes unique flavors and combinations such as our *Honey Cilantro, Pineapple-Chipotle*, and *Spicy Aioli* dipping sauces, and our *Peanut Vinaigrette* dressing. We believe that our distinctive sauces and dressings provide a unique flavor profile, which further distinguishes Kona Grill. Our flavorful sauces and dressings also enhance our guests' overall dining experience by allowing them to not only experience new tastes but to also share their favorite sauces with others, helping to create customer loyalty and a socially interactive environment.

The versatility of our menu enables us to provide our guests with dishes that can be enjoyed outside of the traditional lunch and dinner meal periods as well as to serve our guests for a variety of dining occasions, including everyday dining, business lunches, social gatherings and special occasions. Furthermore, each restaurant offers a separate children's menu.

Menu prices range from \$3.75 to \$12.25 for appetizers and soups, \$5.00 to \$10.75 for salads, \$7.95 to \$29.95 for sandwiches and lunch entrees, \$8.50 to \$29.95 for dinner entrees, and \$3.75 to \$31.00 for our sushi selections ranging from a single sushi item up to our assorted 18-piece *Sashimi Platter*. During 2006, our estimated average guest check was approximately \$15 excluding alcoholic beverages, and \$22 including alcoholic beverages. Based upon our innovative high-quality recipes, generous portions, and flexible price points we believe we provide our guests exceptional value that allows us to attract a diverse customer base and increase the frequency of dining visits to our upscale casual restaurants.

We provide a uniform menu in all of our restaurants and do not feature daily specials, allowing us to deliver consistent, high-quality food at every location. We review our menu and consider enhancements to existing items or the introduction of new items based on customer feedback, which helps assure that we are meeting the needs of our guests.

Alcoholic beverage sales represented approximately 33% of our total restaurant sales during 2006. Our guests enjoy an extensive selection of approximately 20 domestic and imported bottled and draft beers, over 50 selections of wines by the bottle, 50 wines by the glass and a broad selection of liquors and specialty cocktail drinks.

Decor and Atmosphere

We have created a uniform restaurant layout as well as similar interior and exterior design elements in each of our restaurants. The layout of our restaurants focuses on joined spaces that create multiple distinct dining areas for our guests while also maintaining an open atmosphere that allows our guests to have a panoramic view of the entire restaurant without negatively impacting the specific ambiance or dining occasion they desire.

Our main dining room area offers a combination of booth seating and larger central tables. Our full service bar area and covered outdoor patio offer not only a high-energy, socially interactive area for our guests to enjoy appetizers or sushi while they wait to dine with us, but also serves as a destination for many of our frequent guests who visit us during our late afternoon and late night periods. Our bar area is strategically placed to ensure that families and other groups that may prefer a quieter, more intimate dining experience are not disturbed. Our sushi bar provides yet another dining alternative for singles, couples, and our guests with more sophisticated, health conscious, or adventuresome tastes.

Our restaurant interiors utilize a combination of warm earth tones, rich mahogany wood finishes, and oversized silver gilded mirrors. We showcase our signature 2,000 gallon saltwater aquarium stocked with bright and colorful exotic fish, plants, and coral in each of our restaurants and ensure that it can be seen from both our main dining area and our bar area. Our bars are made of granite and compliment our mahogany finishes to enhance our contemporary design. We use a variety of directional lighting, featuring shiitake mushroom-shaped ceiling lights, to deliver a warm glow throughout our restaurants and we adjust our dining atmosphere throughout the day by adjusting the lighting, music, and the choice of television programming in our bar area. Our exhibition-style kitchens are brightly lit to display our kitchen staff at work. Our covered outdoor patio areas seat an average of 60 guests. We utilize state-of-the-art heating technology suspended from our roofs to allow us to maximize the use of our patios throughout most of the year while avoiding obtrusive heating mechanisms that could detract from our upscale ambiance.

The exterior of our restaurants typically employ cultured stone and slate to create a highly visible restaurant that features our well lit, Kona Grill sign. We landscape our restaurants where appropriate and vary the exterior design to coordinate with the surrounding area. We use accent lighting on trees and directional lighting on our buildings to further increase the visual appeal of our restaurants.

We believe that our existing restaurant asset base is in excellent condition and we maintain each restaurant's furniture, fixtures, equipment, and other design elements in accordance with our operating standards.

Food Preparation, Quality Control, and Purchasing

We believe that we have some of the highest food quality standards in the industry. Our systems are designed to protect our food products throughout the preparation process. We provide detailed specifications to suppliers for our food ingredients, products, and supplies. We strive to maintain quality and consistency in our restaurants through careful training and supervision of personnel. Our restaurant general managers receive a minimum of six months of training and kitchen managers receive between three to six months of training, as required, and all receive an operations manual relating to food and beverage preparation and restaurant operations. We also instruct kitchen managers and staff on safety, sanitation, housekeeping, repair and maintenance, product and service specifications, ordering and receiving products, and quality assurance. All of our restaurant managers are compliant with Hazard Analysis and Critical Control Point, or HACCP. We monitor minimum cook temperature requirements and conduct twice-a-day kitchen and food quality inspections to further assure the safety and quality of all of the items we use in our restaurants.

We are committed to purchasing high-quality ingredients for our restaurants while striving to maintain and improve costs. We use only the freshest ingredients and, as a result, we maintain only modest inventories. We also have a nonexclusive contract with U.S. Foodservice, a national food distributor, to be the primary supplier of our food. We have arrangements with local produce distributors and specialty food suppliers who provide high-quality ingredients and perishable food products. We believe that competitively priced alternative distribution sources are available should those channels be necessary. We source all of our products and supplies with reputable and high-quality providers that are capable of distribution on a national level.

Our goal is to maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, products, and supplies, while maintaining the highest quality. Our corporate purchasing manager coordinates our national supply contracts, negotiates prices for our food supply throughout all of our restaurants, monitors quality control and consistency of the food supplied to our restaurants, and oversees delivery of food on a nationwide basis. In order to provide the freshest ingredients and products, and to maximize operating efficiencies between purchase and usage, each restaurant's kitchen manager determines its daily usage requirements for food ingredients, products, and supplies. The kitchen manager orders accordingly from our approved suppliers and all deliveries are inspected to assure that the items received meet our quality specifications and negotiated prices.

Restaurant Locations

As of March 9, 2007, we operated 15 restaurants in nine states. We lease all of our restaurant sites under lease terms that vary by restaurant; however, we generally lease space for 10 years and negotiate at least two five-year renewal options. The following table sets forth our restaurant locations as of March 9, 2007 and anticipated openings for 2007, excluding one additional restaurant location to be named at a later date.

State	City	Year Opened	Square Footage	Number of Seats (1)
Arizona	Scottsdale	1998	5,964	274
Arizona	Chandler	2001	7,389	326
Missouri	Kansas City	2002	7,455	222
Nevada	Las Vegas	2003	7,380	295
Colorado	Denver	2004	5,920	243
Nebraska	Omaha	2004	7,415	304
Indiana	Carmel	2004	7,433	295
Texas	Sugar Land	2005	7,127	285
Texas	San Antonio	2005	7,200	256
Texas	Dallas	2006	6,872	299
Illinois	Lincolnshire	2006	7,020	305
Texas	Houston	2006	7,459	315
Illinois	Oak Brook	2006	6,999	298
Florida	Naples	2006	7,040	276
Texas	Austin	2007	6,890	298
Michigan	Troy	2007 (2)	7,000 (2)	280 (2)
Louisiana	Baton Rouge	2007 (2)	7,000 (2)	275 (2)
Arizona	Gilbert	2007 (2)	6,850 (2)	285 (2)
Connecticut	Stamford	2007 (2)	7,650 (2)	305 (2)

(1) Number of seats includes dining room, patio seating, sushi bar, bar, and private dining room (where applicable).
(2) Anticipated opening during 2007. Square footage and number of seats for new restaurants are estimates.

Expansion Strategy and Site Selection

We believe the locations of our restaurants are critical to our long-term success and, accordingly, we devote significant time and resources to analyzing each prospective site. Our restaurant expansion strategy focuses primarily on penetrating new markets in major metropolitan areas throughout the United States, as well as further penetrating existing markets. In general, we prefer to open our restaurants in high-profile sites within specific trade areas with the following considerations:

- suitable demographic characteristics, including residential and commercial population density and above-average household incomes;
- visibility;
- high traffic patterns;
- general accessibility;
- availability of suitable parking;
- proximity of shopping areas and office parks;
- degree of competition within the trade area; and

- general availability of restaurant-level employees.

These sites generally include high-volume retail centers, regional malls, lifestyle and entertainment centers and urban power dining locations.

We thoroughly analyze each prospective site before presenting the site to our Real Estate Committee, comprised of three members of the Board of Directors and executive management, for review. Prior to committing to a restaurant site and signing a lease, at least three members of our senior management team review the prospective site and evaluate the proposed economics of the restaurant based on demographic data and other relevant criteria to assure that the site will meet our return on investment criteria.

We believe the high sales volumes of our restaurants make us an attractive tenant and provide us with ample opportunities to obtain suitable leasing terms from landlords. As a result of the locations we select, which are often in new retail center or shopping mall developments, our restaurant development timeframes vary according to the landlord's construction schedule and other factors that are beyond our control. Once the site has been turned over to us, the typical lead-time from commencement of construction to opening is approximately five months.

Restaurant Operations

Executive and Restaurant Management

Our executive management team continually monitors restaurant operations, inspects individual restaurants to assure the quality of products and services and the maintenance of facilities, institutes procedures to enhance efficiency and reduce costs, and provides centralized support systems. Our Chief Operating Officer has primary responsibility for managing our restaurants and participates in analyzing restaurant-level performance and strategic planning. We currently employ two district managers who report directly to our Chief Operating Officer and oversee our restaurants, supporting the general managers and helping each general manager achieve the sales and cash flow targets for their restaurant. As we expand our operations, we expect to hire additional district managers who will each oversee 8 to 10 restaurants.

Our typical restaurant management team consists of a general manager, an assistant general manager, three front-of-the-house managers, a kitchen manager, an assistant kitchen manager, and a sushi kitchen manager. Our restaurants each employ approximately 100 non-management employees, many of whom work part-time. The general manager is responsible for the day-to-day operations of the restaurant, including the hiring, training, development of personnel, and execution of local marketing programs. The kitchen managers are responsible for overseeing the preparation of our menu and sushi items; maintaining product quality, and closely monitoring food costs and department labor costs. We also employ a kitchen staff member who is dedicated to the fresh preparation of our sauces and dressings.

Training

We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of restaurant personnel and adherence to high standards related to personnel performance, food and beverage preparation, and maintenance of our restaurants. All of our restaurant personnel participate in both initial and continuing training programs. Each restaurant general manager, front-of-the-house manager and kitchen manager completes a formal training program conducted by our company that is comprised of a mix of classroom and on-the-job instruction. We implement these programs by hiring dedicated corporate personnel as well as designate well-performing existing restaurant personnel to assist in training. Typical programs for general managers provide at least six months of training that may include a rotation to different restaurants throughout the country. Typical programs for other managers provide three to six months of training and may involve work in our other restaurants and cross training of various duties. The training covers all aspects of management philosophy and overall restaurant operations, including supervisory skills, operating and performance standards, accounting procedures, and employee selection and training necessary for top-quality restaurant operations. The training programs also involve intensive understanding and testing of our menu, the ingredients of our various menu items, and other key service protocols.

Our corporate training personnel are involved in training for both new employees hired in anticipation of our new restaurant openings as well as for ongoing training in existing restaurants. When we open a new restaurant, we provide training to restaurant personnel in every position for several weeks prior to opening to assure the smooth and efficient operation of the restaurant from the first day it opens to the public.. Prior to opening a new restaurant, certain of our newly-hired restaurant personnel are staffed in existing restaurants to learn the operational aspects of a Kona Grill and to obtain on the job instruction.

We maintain a policy against harassment and discrimination of any type towards both our employees and guests and, to this end, reinforce this policy through our training of new employees, our policy and training manuals, and periodic reinforcement programs.

Recruitment and Retention

We seek to hire experienced restaurant personnel who are committed to the standards maintained by our company. We also believe that our unit volume, the image and atmosphere of the Kona Grill concept, and our career advancement and employee benefit programs enable us to attract high quality management and restaurant personnel. We support our restaurant management personnel by offering competitive wages and benefits, including medical insurance and participation in our 401(k) plan with a company match. We motivate and prepare our restaurant personnel by providing them with opportunities for increased responsibility and advancement. Furthermore, our general managers, assistant general managers, and kitchen managers share in a bonus tied to the overall profitability of their restaurant. We believe that our compensation package for our managers and restaurant employees is comparable to those provided by other upscale casual restaurants. We believe our compensation policies help us attract quality personnel and retain them at turnover rates lower than those generally experienced by our competitors.

Information Systems

We believe that our management information systems enable us to increase the speed and accuracy of order-taking and pricing, better assist guest preferences, efficiently schedule labor to better serve guests, monitor labor costs, assist in product purchasing and menu mix management, promptly access financial and operating data, and improve the accuracy and efficiency of store-level information and reporting. This information is consolidated at our headquarters in Scottsdale, Arizona.

We utilize an integrated information system as well as manual reporting to manage the flow of information within each of our restaurants and between our restaurants and the corporate office. This system includes a customized Aloha point-of-sales (POS) local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, we utilize the POS system to authorize, batch, and transmit credit card transactions, record employee time clock information, schedule labor, and produce a variety of management reports. Our information system is integrated with our financial reporting system and incorporates a redundancy and back-up emergency operating plan on a temporary basis if the system experiences downtime.

We transmit electronically to the corporate office on a daily basis select information that we capture from the POS system. Our corporate information system enables senior management to monitor operating results with daily and weekly sales analysis, monthly detailed profit statements, and comparisons between actual and budgeted operating results. We intend to utilize further the capacity of the POS system and implement new systems to support unit management controls and operations in the future. We believe our information systems to be secure and scalable as we build our organization.

Advertising and Marketing

During 2006, our marketing and advertising expenditures were $0.7 million, or 1.5% of our restaurant sales. We expect to continue to invest a similar or increased percentage of restaurant sales in marketing efforts in the future, primarily in connection with driving comparable restaurant sales and supporting new restaurant openings. Our ongoing marketing strategy consists of local advertising on radio and in select print mediums, various public relations activities, direct mail, and word-of-mouth recommendations. We believe that word-of-mouth recommendations are a key component in driving guest trial and usage.

We implement a coordinated public relations effort in conjunction with each new restaurant opening. Approximately 60 days before a scheduled restaurant opening, our local public relations firm collaborates with the local media to publicize our restaurant and generate awareness of our brand. This effort is usually supplemented by radio, print advertisements, direct mail campaigns, and other marketing efforts. In addition, we use our website, www.konagrill.com, to help increase our brand awareness as well as gift card sales.

Competition

The restaurant industry is highly competitive. Key competitive factors in the industry include the taste, quality, and price of the food products offered, quality and speed of guest service, brand name identification, attractiveness of facilities, restaurant location, and overall dining experience.

We believe we compete favorably with respect to each of these factors, as follows:

- We offer a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of sushi items;
- We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of restaurant personnel and adherence to high standards related to personnel performance, food and beverage preparation, and maintenance of our restaurants;
- Our innovative menu with attractive price points, personalized service, and contemporary restaurant design with multiple environments blend together to create our upscale casual dining experience and enables us to attract a broad guest demographic.

Although we believe we compete favorably with respect to each of these factors, there are a substantial number of restaurant operations that compete directly and indirectly with us, many of which have significantly greater financial resources, higher revenue, and greater economies of scale. The restaurant business is often affected by changes in consumer tastes and discretionary spending patterns; national and regional economic and public safety conditions; demographic trends; weather conditions; the cost and availability of raw materials, labor, and energy; purchasing power; governmental regulations; and local competitive factors. Any change in these or other related factors could adversely affect our restaurant operations. Accordingly, we must constantly evolve and refine the critical elements of our restaurant concepts over time to protect their longer-term competitiveness. Additionally, there is competition for highly qualified restaurant management employees and for attractive locations suitable for upscale, high volume restaurants.

Trademarks

We have registered the service mark "Kona Grill" with the United States Patent and Trademark Office. We believe that our trademarks and other proprietary rights, such as our unique menu offerings and proprietary sauce recipes, have significant value and are important to the marketing of our restaurant concept. We have in the past and expect to continue to protect vigorously our proprietary rights. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly. In addition, other local restaurant companies with names similar to those we use may try to prevent us from using our marks in those locales.

Government Regulation

Each of our restaurants is subject to licensing and regulation by state and local departments and bureaus of alcohol control, health, sanitation, zoning, and fire and to periodic review by the state and municipal authorities for areas in which the restaurants are located. In addition, we are subject to local land use, zoning, building, planning, and traffic ordinances and regulations in the selection and acquisition of suitable sites for developing new restaurants. Delays in obtaining, or denials of, or revocation or temporary suspension of, necessary licenses or approvals could have a material adverse impact on our development of restaurants.

Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements, and overtime. Some states have set minimum wage requirements higher than the current federal level. Specifically, Arizona, Colorado, Florida, Illinois, Missouri, and Nevada where we currently operate eight of our 15 restaurants have a minimum wage that is higher than the federal level. Additionally, Connecticut and Michigan, where we plan on opening new restaurants in 2007, also have a state minimum wage that is higher than the federal level. A significant number of hourly personnel at our restaurants are paid at rates related to the federal minimum wage and, accordingly, increases in the federal minimum wage will increase labor costs. An increase in the minimum wage rate or the cost of workers' compensation insurance, or changes in tip-credit provisions, employee benefit costs (including costs associated with mandated health insurance coverage), or other costs associated with employees could adversely affect our company. To our knowledge, we are in compliance in all material respects with all applicable federal, state, and local laws affecting our business.

Employees

As of March 5, 2007, we employed 1,761 persons of whom approximately 29 were corporate management and staff personnel, 108 were restaurant managers or trainees, and 1,624 were employees in nonmanagement restaurant positions. None of our employees are covered by a collective bargaining agreement with us. We have never experienced a major work stoppage, strike, or labor dispute. We consider our relations with our employees to be good.

Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Position
Marcus E. Jundt	41	Chairman of the Board, President, and Chief Executive Officer
Jason J. Merritt	42	Executive Vice President and Chief Operating Officer
Mark S. Robinow	50	Executive Vice President, Chief Financial Officer, and Secretary

Marcus E. Jundt has served as our President and Chief Executive Officer since July 2006, as Chairman of the Board since March 2004, and as a director of our company since September 2000. Prior to joining our company, Mr. Jundt served as Vice Chairman and Portfolio Manager of the investment advisory firm of Jundt Associates, Inc. From November 1988 to March 1992, Mr. Jundt served as a research analyst for Victoria Investors covering the technology, health care, financial services, and consumer industries. From July 1987 until October 1988, Mr. Jundt served in various capacities on the floor of the Chicago Mercantile Exchange with Cargill Investor Services. Mr. Jundt also serves as a director of Minnetonka Capital Investment and Spineology, both private companies.

Jason J. Merritt has served as our Executive Vice President and Chief Operating Officer since October 2003 and as our Vice President and Director of Operations since June 1997. Prior to joining our company in 1996, Mr. Merritt had been involved in the development of and held executive or management positions in various restaurant concepts including Sushi On, Inc., Juice Island, Inc., Golden Corral, Inc., and Two Pesos, Inc.

Mark S. Robinow has served as our Executive Vice President, Chief Financial Officer, and Secretary since October 2004. Prior to joining our company, Mr. Robinow served as the Chief Financial Officer of Integrated Decisions and Systems, Inc. (IDeaS) from July 2000 until October 2004. Mr. Robinow served as the Senior Vice President and Chief Financial Officer of Rainforest Cafe, Inc. from November 1995 until January 2000. Mr. Robinow served as the Chief Financial Officer of Edina Realty, Inc. from 1993 until 1995, and as Chief Financial Officer, Secretary, and Treasurer of Ringer Corporation from 1986 until 1993. Mr. Robinow also served as a senior auditor with Deloitte & Touche from 1980 until 1983.

Item 1A. *Risk Factors*

Risks Related To Our Business

We have a limited operating history and a limited number of restaurants upon which to evaluate our company, and you should not rely on our history as an indication of our future results.

We currently operate 15 restaurants, six of which have operated for less than 12 months. Consequently, the results we have achieved to date with a relatively small number of restaurants may not be indicative of those restaurants' long-term performance or the potential performance of new restaurants. A number of factors historically have affected and are likely to continue to affect our average unit volumes and comparable restaurant sales, including the following:

- our ability to execute effectively our business strategy;
- our ability to successfully select and secure sites for our Kona Grill concept;
- the operating performance of new and existing restaurants;
- competition in our markets;
- consumer trends; and

- changes in political or economic conditions.

Our average unit volume and same store sales may not increase at rates achieved over recent periods. Two of our newest restaurants opened with average unit volumes significantly below the average unit volume of our initial four restaurants. Changes in our average unit volumes and comparable restaurant sales could cause the price of our common stock to fluctuate substantially.

We have a history of losses and we may never achieve profitability.

We incurred net losses in each of 2002, 2003, 2005, and 2006. We may incur net losses in 2007, and possibly longer. We expect that our expenses for the foreseeable future will increase in order to continue the preparation and development of additional restaurants and to meet the requirements of being a public company. We may find that these efforts are more expensive than we currently anticipate or that our expansion efforts do not result in proportionate increases in our sales, which would further increase our losses. We cannot predict whether we will be able to achieve profitability in the future.

Our future operating results may fluctuate significantly due to our limited number of existing restaurants and the expenses required to open new restaurants.

We currently operate 15 restaurants, five of which opened during 2006, and we expect to open six restaurants in 2007, one of which opened during March 2007. The capital resources required to develop each new restaurant are significant. We estimate that the cost of opening a new Kona Grill restaurant currently ranges from $3.2 million to $3.7 million, exclusive of landlord tenant improvement allowances and preopening expenses and assuming that we do not purchase the underlying real estate. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant, and the average unit volumes of our new restaurants may cause our results of operations to fluctuate significantly, and poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could materially affect our company, making the investment risks related to any one location much larger than those associated with most other restaurants.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We plan to open six restaurants in 2007 which will be the most single-year restaurant openings we have had in our history. This expansion and our future growth will increase demands on our management team, restaurant management systems and resources, financial controls, and information systems. These increased demands may adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be adversely affected.

If we do not successfully expand our restaurant operations, our growth and results of operations could be harmed significantly.

A critical factor in our future success is our ability to expand successfully our restaurant operations. We currently plan to open six restaurants during 2007, and we continue to actively seek additional locations to open new restaurants. If we do not successfully open and operate new restaurants, our growth and results of operations could be harmed significantly. Our ability to open new restaurants in a timely manner and operate them profitably depends upon a number of factors, many of which are beyond our control, including the following:

- the availability and cost of suitable restaurant locations for development and our ability to compete successfully for those locations;
- the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;

- the availability of landlord tenant improvement allowances in amounts similar to what we have received historically;
- construction and development costs;
- labor shortages or disputes experienced by our landlords or outside contractors;
- unforeseen engineering or environmental problems with the leased premises;
- weather conditions or natural disasters; and
- general economic conditions.

Each of these factors could delay or prevent us from successfully opening and operating new restaurants, which would adversely affect our growth and results of operations.

Unexpected expenses and low market acceptance of our restaurant concept could adversely affect the profitability of restaurants that we open in new markets.

As part of our expansion strategy, we plan to open restaurants in markets in which we have no prior operating experience and in which our brand may not be well known. For example, we have opened or expect to open new restaurants in Austin, Texas; Troy, Michigan; Baton Rouge, Louisiana; and Stamford, Connecticut, all markets in which we have no existing restaurants. These new markets may have different competitive conditions, consumer tastes, and discretionary spending patterns than restaurants in our existing markets. As a result, we may incur costs related to the opening, operation, and promotion of these new restaurants that are greater than those incurred in existing markets. Due to these factors, sales at restaurants opening in new markets may take longer to achieve average unit volumes compared with our existing restaurants, if at all, which would adversely affect the profitability of those new restaurants.

Our restaurants are subject to natural disasters and other events which are beyond our control and for which we may not be able to obtain insurance at reasonable rates.

We endeavor to insure our restaurants against terrorism, wind, flood, and other disasters, but we may not be able to obtain insurance for these types of events for all of our restaurants at reasonable rates. A devastating natural disaster or other event in the vicinity of one of our restaurants could result in substantial losses and have a material adverse affect on our results of operations.

Our expansion in existing markets may cause sales in some of our existing restaurants to decline.

Our growth strategy includes opening new restaurants in our existing markets. We may be unable to attract enough guests to our new restaurants for them to operate profitably. In addition, guests to our new restaurants may be former guests of one of our existing restaurants in that market, which may reduce guest visits and sales at those existing restaurants, adversely affecting our results of operations.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages and increased food and beverage costs.

We currently depend on U.S. Foodservice, a national food distribution service company, to provide food and beverage products to all of our restaurants. If U.S. Foodservice or other distributors or suppliers cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants.

Our failure to protect our trademarks, service marks, or trade secrets could negatively affect our competitive position and the value of the Kona Grill brand.

Our business prospects depend in part on our ability to develop favorable consumer recognition of the Kona Grill name. Although Kona Grill is a federally registered trademark, our trademarks and service marks could be imitated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our name or not operate in a certain geographic region if our name is confusingly similar to their name. In addition, we rely on trade secrets, proprietary know-how, concepts, and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel, or suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how, or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

We may require additional capital in the future as a result of changes in our restaurant operations or growth plans, and our inability to raise such capital could harm our operations and restrict our growth.

Changes in our restaurant operations, acceleration of our restaurant expansion plans, lower than anticipated restaurant sales, increased food or labor costs, increased property expenses, or other events, including those described in this report, may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our restaurant growth plans as well as our financial condition and results of operations. Additional equity financing, if available, may be dilutive to the holders of our common stock. Debt financing may involve significant cash payment obligations, covenants, and financial ratios that may restrict our ability to operate and grow our business.

The successful management of our restaurant operations and growth may suffer because our senior management team has a limited history of working together.

Our success depends, in large part, upon the services of our senior management team. Our Chief Executive Officer has held his position for less than a year and our Chief Financial Officer has been in place for less than three years. Although these individuals have vast business experience, these executives do not have previous experience with us and we cannot assure you that they will fully integrate themselves into our business or that they will manage effectively our growth. Our failure to assimilate these executives, the failure of our senior management team to work together effectively, or the loss of any of these executives, could adversely affect our business, financial condition, and results of operations. We do not carry key life insurance on any of our executive officers.

Risks Related To The Restaurant Industry

Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry, or produce generally, or shifts in consumer tastes, could negatively impact the popularity of our restaurants, our sales, and our results of operations.

The popularity of our restaurants in general, and our menu offerings in particular, are key factors to the success of our operations. Negative publicity resulting from poor food quality, illness, injury, or other health concerns, whether related to one of our restaurants or to the beef, seafood, poultry, or produce industries in general (such as negative publicity concerning the accumulation of carcinogens in seafood, e-coli, Hepatitis A, mercury poisoning, and outbreaks of "mad cow," "foot-and-mouth," or "bird flu" disease), or operating problems related to one or more of our restaurants, could make our brand and menu offerings less appealing to consumers. In addition, other shifts in consumer preferences away from the kinds of food we offer, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our sales and results of operations. If our restaurants are unable to compete successfully with other restaurants in new and existing markets, our results of operations will be harmed and we will not achieve profitability.

Increases in the prices of, or reductions in the availability of, seafood, poultry, beef, or produce could reduce our operating margins and adversely affect our operating results.

Our profitability depends significantly on our ability to anticipate and react to changes in seafood, poultry, beef, or produce costs. The supply and price of these items is more volatile than other types of food. The type, variety, quality, and price of seafood, poultry, beef, and produce is subject to factors beyond our control, including weather, transportation costs, governmental regulation, availability, and seasonality; each of which may affect our food costs or cause a disruption in our supply. We currently do not purchase seafood, poultry, beef, or produce pursuant to long-term contracts or use financial management strategies to reduce our exposure to price fluctuations. Changes in the price or availability of certain types of seafood, poultry, beef, or produce could affect our ability to offer a broad menu and price offering to our guests and could reduce our operating margins and adversely affect our results of operations.

A decline in visitors to any of the retail centers, shopping malls, or entertainment centers where our restaurants are located could negatively affect our restaurant sales.

Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, lifestyle centers, and entertainment centers. We depend on high visitor rates at these centers to attract guests to our restaurants. If visitor rates to these centers decline due to economic or political conditions, anchor tenants closing in retail centers or shopping malls in which we operate, changes in consumer preferences or shopping patterns, changes in discretionary consumer spending, increasing petroleum prices, or otherwise, our unit volumes could decline and adversely affect our results of operations.

Regulations affecting the operation of our restaurants could increase our operating costs and restrict our growth.

Each of our restaurants must obtain licenses from regulatory authorities allowing it to sell liquor, beer, and wine, and each restaurant must obtain a food service license from local health authorities. Each restaurant's liquor license must be renewed annually and may be revoked at any time for cause, including violation by us or our employees of any laws and regulations relating to the minimum drinking age, advertising, wholesale purchasing, and inventory control. In certain states, including states where we have existing restaurants or where we plan to open restaurants in the near term, the number of liquor licenses available is limited and licenses are traded at market prices. Liquor, beer, and wine sales comprise a significant portion of our sales, representing approximately 33% of our sales during 2006. Therefore, if we are unable to maintain our existing licenses, or if we choose to open a restaurant in those states, the cost of a new license could be significant. Obtaining and maintaining licenses is an important component of each of our restaurant's operations, and the failure to obtain or maintain food and liquor licenses and other required licenses, permits, and approvals would adversely impact our existing restaurants and our growth strategy.

In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to reconfigure our restaurants to provide service to, or make reasonable accommodations for, disabled persons.

Litigation concerning our food quality, our employment practices, liquor liability, and other issues could result in significant expenses to us and could divert resources from our operations.

Like other restaurants, we may receive complaints or litigation from, and potential liability to, our guests involving food-borne illness or injury or other operational issues. We may also be subject to complaints or allegations from, and potential liability to, our former, existing, or prospective employees involving our restaurant employment practices and procedures. In addition, we are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under "dram shop" statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, our sales may be adversely affected by publicity resulting from such claims. Such claims may also be expensive to defend and may divert time and money away from our operations and adversely affect our financial condition and results of operations.

Labor shortages or increases in labor costs could slow our growth or adversely affect our results of operations.

Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified restaurant employees, including restaurant general managers and kitchen managers, necessary to continue our operations and keep pace with our growth. This ability is especially critical to our company because of our relatively small number of existing restaurants and our current development plans. If we are unable to identify, and attract a sufficient number of qualified employees, we will be unable to open and operate the new locations called for by our development plans.

Competition for qualified restaurant employees in our current or prospective markets could require us to pay higher wages and benefits, which could result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages, overtime pay, paid leaves of absence, or health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could increase our labor costs and reduce our operating margins.

If general economic and political conditions deteriorate, consumer spending may decline, which would adversely affect our sales and results of operations.

The restaurant industry is vulnerable to changes in economic and political conditions. In particular, future terrorist attacks and military and governmental responses and the prospect of future wars may exacerbate negative changes to economic conditions. When economic or political conditions deteriorate, our guests may reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby adversely affecting our sales and results of operations. Additionally, a decrease in discretionary spending could adversely affect our ability to price our menu items at favorable levels, adversely affecting our sales and results of operations.

Risks Related To Ownership Of Our Common Stock

The market price for our common stock may be volatile.

There was no public market for our common stock prior to our initial public offering in August 2005, and an active and liquid public market for our common stock may not develop or be sustained. This risk is particularly applicable to our common stock because of the thinly traded public market for our common stock. Many factors could cause the market price of our common stock to rise and fall, including but not limited to the following:

- our or our competitors' growth rates in the casual dining segment of the restaurant industry;
- our or our competitors' introduction of new restaurant locations, menu items, concepts, or pricing policies;
- recruitment or departure of key restaurant operations or management personnel;
- changes in the estimates of our operating performance or changes in recommendations by any securities analysts that may choose to follow our stock;
- announcements of investigations or regulatory scrutiny of our restaurant operations or lawsuits filed against us; and

- changes in our accounting principles or accounting estimates.

Due to the potential volatility of our stock price, we also may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources from our business as well as depress the price of our common stock.

Our current principal stockholders own a large percentage of our voting stock, which allows them to control substantially all matters requiring stockholder approval.

Investors affiliated with our Chairman, President, and Chief Executive Officer, Marcus Jundt, together beneficially own approximately 26% of our outstanding common stock. In addition, three of our directors (including Mr. Jundt) are affiliated with Mr. Jundt and Jundt Associates. As a result, Mr. Jundt has significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could in turn have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then-prevailing market price for their shares of common stock.

The large number of shares eligible for public sale could depress the market price of our common stock.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market, and the perception that these sales could occur may depress the market price. As of December 31, 2006, we had outstanding 5,847,593 shares of common stock, all of which shares are either freely tradable or otherwise eligible for sale under Rule 144 under the Securities Act of 1933. In addition, we have filed registration statements to register approximately 1,325,000 shares, including approximately 174,000 shares that have been issued, for future issuance under our stock option plans and employee stock purchase plan.

We have incurred increased costs as a result of being a public company, which may divert management attention from our business and impair our financial results.

As a public company, we have incurred significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and NASDAQ, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we have incurred additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain directors' and officers' liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, for the fiscal year ended December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (i) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, (ii) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (iii) management's assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (iv) a report by our independent auditors on the effectiveness of internal control over financial reporting.

To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants, and adopt a detailed work plan to (i) assess and document the adequacy of internal control over financial reporting, (ii) take steps to improve control processes where appropriate, (iii) validate through testing that controls are functioning as documented, and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent auditors', conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent auditors will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders' powers to remove directors or take action by written consent instead of at a stockholders' meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on the voting of "control shares" and on certain business combination transactions with "interested stockholders."

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Since we do not expect to pay any dividends for the foreseeable future, holders of our common stock may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to finance our restaurant operations and growth plans. Accordingly, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Each of our restaurants is located in a leased facility. As of December 31, 2006, our restaurant leases had expiration dates ranging from 2008-2022, typically with options to renew for at least a five-year period. Our leases provide for a minimum annual rent and require additional percentage rent based on unit volume in excess of minimum levels at the particular location. The leases require us to pay the costs of insurance, taxes, utilities, and a portion of the lessor's operating costs. We do not anticipate any difficulties renewing existing leases as they expire. See Item 1, "Business – Restaurant Locations."

We lease our executive offices, which are located in Scottsdale, Arizona.

Item 3. ***Legal Proceedings***

We are involved in various legal proceedings arising out of our operations in the ordinary course of business. We do not believe that such proceedings, even if determined adversely, will have a material adverse effect on our business, financial condition, or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock has been traded on the NASDAQ Global Market under the symbol KONA since our initial public offering on August 16, 2005 at $11.00 per share. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the NASDAQ Global Market.

	High	Low
2006		
First quarter	$ 11.28	$ 8.25
Second quarter	$ 13.10	$ 10.20
Third quarter	$ 15.44	$ 11.85
Fourth quarter	$ 20.57	$ 14.53
2005		
Third quarter	$ 13.89	$ 11.00
Fourth quarter	$ 11.41	$ 7.25

On March 9, 2007, the closing sale price of our common stock was $16.18 per share. On March 9, 2007, there were approximately 42 record holders of our common stock.

Dividend Policy

We have not paid any dividends to holders of our common stock since our initial public offering on August 16, 2005 and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, but instead we currently plan to retain any earnings to finance the growth of our business. Payments of any cash dividends in the future, however, is within the discretion of our Board of Directors and will depend on our financial condition, results of operations, and capital and legal requirements as well as other factors deemed relevant by our Board of Directors.

Item 6. *Selected Financial Data*

The following selected consolidated financial data has been derived from audited financial statements and should be read in conjunction with the consolidated financial statements and notes thereto and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Restaurant sales	$ 50,693	$ 36,828	$ 25,050	$ 16,608	$ 9,453
Costs and expenses:					
Cost of sales	14,442	10,550	7,371	4,952	2,852
Labor	15,777	11,123	7,502	5,105	3,097
Occupancy	3,393	2,466	1,748	1,212	691
Restaurant operating expenses	6,931	4,698	3,372	2,304	1,383
General and administrative	7,155	4,783	2,217	2,058	1,639
Preopening expense	2,378	634	880	241	438
Depreciation and amortization	3,943	2,333	1,269	823	503
Total costs and expenses	54,019	36,587	24,359	16,695	10,603
(Loss) income from operations	(3,326)	241	691	(87)	(1,150)
Nonoperating expenses:					
Interest income	936	300	15	3	24
Interest expense	(294)	(841)	(375)	(263)	(127)
(Loss) income from continuing operations before provision for income taxes	(2,684)	(300)	331	(347)	(1,253)
Provision for income taxes	60	83	55	—	—
(Loss) income from continuing operations	(2,744)	(383)	276	(347)	(1,253)
(Loss) income from discontinued operations (1)	—	—	—	(319)	394
Net (loss) income	$ (2,744)	$ (383)	$ 276	$ (666)	$ (859)

(1) Represents results of operations and gain (loss) on sale of restaurant concepts other than Kona Grill.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Net (loss) income per share — Basic:					
Continuing operations	$ (0.47)	$ (0.13)	$ 0.19	$ (0.24)	$ (0.90)
Discontinued operations	—	—	—	(0.22)	0.28
Net (loss) income	$ (0.47)	$ (0.13)	$ 0.19	$ (0.46)	$ (0.62)
Net (loss) income per share — Diluted:					
Continuing operations	$ (0.47)	$ (0.13)	$ 0.17	$ (0.24)	$ (0.90)
Discontinued operations	—	—	—	(0.22)	0.28
Net (loss) income	$ (0.47)	$ (0.13)	$ 0.17	$ (0.46)	$ (0.62)
Weighted average shares used in computation:					
Basic	5,791	3,044	1,460	1,437	1,391
Diluted	5,791	3,044	2,815	1,437	1,391

	December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 1,934	$ 4,466	$ 3,098	$ 3,107	$ 178
Investments	14,249	24,200	—	—	—
Working capital (deficit)	9,142	24,672	(261)	(218)	(2,539)
Total assets	58,796	52,418	22,413	12,697	6,816
Long-term notes payable, including current maturities	3,313	4,042	6,236	2,652	2,372
Total stockholders' equity	35,822	37,311	6,131	5,425	686

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes contained elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors" and elsewhere in this report.

Overview

We currently own and operate 15 restaurants located in nine states. We offer freshly prepared food, personalized service, and a contemporary ambiance that create a satisfying yet affordable dining experience that we believe exceeds many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of sushi items. Our menu items are freshly prepared and incorporate over 40 signature sauces and dressings that we make from scratch, creating broad-based appeal for the lifestyle and taste trends of a diverse group of guests. Our menu is standardized for all of our restaurants allowing us to deliver consistent quality meals. We believe that our offerings and generous portions, combined with an average check during 2006 of approximately $22 per guest, offers our guests an attractive price-value proposition.

We continue to follow a disciplined growth plan focused largely on expanding our presence in new markets. To date, we have funded our restaurant development, working capital, and general corporate needs with cash flows from operations, loans from affiliates, the sale of common and preferred stock, receipt of landlord tenant improvement allowances, and borrowings under equipment term loans. We opened five of our 15 restaurants during 2006 with new restaurants in Dallas, Texas; Lincolnshire, Illinois; Houston, Texas; Oak Brook, Illinois; and Naples, Florida. We opened one restaurant in Austin, Texas during 2007 and plan to open an additional five restaurants during 2007, which will significantly expand our presence in new markets. Our goal is for our new restaurants to generate average annual unit volumes of $4.5 million following 24 months of operations. We believe our typical new restaurants experience gradually increasing unit volumes as guests begin to discover our concept and we begin to generate market awareness. Our restaurants are also subject to seasonal fluctuations. Despite our limited operating history, we have identified that sales in most of our restaurants typically are higher during the spring and summer months and winter holiday season.

We experience various trends in our operating cost structure. Cost of sales, labor, occupancy, and other operating expenses for our restaurants open at least 12 months generally trend consistent with restaurant sales, and we analyze those costs as a percentage of restaurant sales. We anticipate that our new restaurants will generally take several months to achieve operating efficiencies and planned sales levels due to challenges typically associated with new restaurants, including lack of market recognition and the need to hire and sufficiently train employees, as well as other factors. We expect cost of sales and labor expenses as a percentage of restaurant sales to be higher when we open a new restaurant, but decrease as a percentage of restaurant sales as the restaurant matures and as the restaurant management and employees become more efficient operating that unit. The majority of our general and administrative costs are fixed costs. We expect our general and administrative spending to increase as we add corporate personnel and infrastructure to support our growth and the requirements associated with being a public company. However, we expect our general and administrative costs to decrease as a percentage of restaurant sales as we leverage these investments and realize the benefits of higher sales volumes.

Key Measures We Use to Evaluate Our Company

Key measures we use to evaluate and assess our business include the following:

Number of Restaurant Openings. Number of restaurant openings reflects the number of restaurants opened during a particular reporting period.

Same-store Sales Growth. Same-store sales growth reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating same-store sales growth, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months. Same-store sales growth can be generated by an increase in guest traffic counts or by increases in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

Average Unit Volume. Average unit volume represents the average restaurant sales for all of our restaurants open for at least 12 months.

Restaurant Operating Profit. Restaurant operating profit is defined as restaurant sales minus cost of sales, labor, occupancy, and restaurant operating expenses. Restaurant operating profit does not include general and administrative expenses, depreciation and amortization, and preopening expenses. We believe restaurant operating profit is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance. We use restaurant operating profit as a key metric to evaluate our restaurants' financial performance compared with our competitors.

Sales Per Square Foot. Sales per square foot represents the restaurant sales for our restaurants open for at least 12 months, divided by the total square feet for such restaurants.

Key Financial Definitions

Restaurant Sales. Restaurant sales includes gross food and beverage sales, net of promotions and discounts.

Cost of Sales. Cost of sales consists of food and beverage costs.

Labor. Labor includes all direct and indirect labor costs incurred in operations.

Occupancy. Occupancy includes all rent payments associated with the leasing of real estate, including base, percentage and straight-line rent, property taxes, and common area maintenance expense. We record tenant improvement allowances as a reduction of occupancy expense over the initial term of the lease.

Restaurant Operating Expenses. Restaurant operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, credit card fees, supplies, marketing, repair and maintenance, and other expenses. Other operating expenses contain both variable and fixed components.

General and Administrative. General and administrative includes all corporate and administrative functions that support operations and provide infrastructure to facilitate our future growth. Components of this category include management and staff salaries, bonuses, stock-based compensation and related employee benefits, travel, information systems, human resources, training, corporate rent, professional and consulting fees, and corporate insurance costs.

Preopening Expense. Preopening expense consists of costs incurred prior to opening a new restaurant and is comprised principally of manager salaries and relocation, payroll and related training costs for new employees, including practice and rehearsal of service activities, and rent expense incurred during construction. We expense restaurant preopening expenses as incurred, and we expect preopening expenses to be similar for each new restaurant opening, which typically commences five months prior to a restaurant opening.

Depreciation and Amortization. Depreciation and amortization expense consists of the depreciation of property and equipment and gains and losses on disposal of assets. We currently have no intangible assets or goodwill recorded on our consolidated balance sheet.

Interest Income. Interest income consists of interest earned on our cash and investments.

Interest Expense. Interest expense includes the cost of servicing our debt obligations, including the amortization of debt discounts.

Financial Performance Overview

The following table sets forth certain information regarding our financial performance for 2006, 2005, and 2004.

	Year Ended December 31,		
	2006	2005	2004
Restaurant sales growth	37.7%	47.0%	50.8%
Same store sales growth(1)	4.0%	4.2%	7.3%
Average unit volume (in thousands)(2)	$ 4,768	$ 4,923	$ 5,479
Sales per square foot (2)	$ 678	$ 704	$ 777
Restaurant operating profit (in thousands) (3)	$ 10,150	$ 7,991	$ 5,057
Restaurant operating profit as a percentage of sales (3)	20.0%	21.7%	20.2%

(1) Same store sales growth reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating same store sales growth, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months.

(2) Includes only those restaurants open for at least 12 months.

(3) Restaurant operating profit is not a financial measurement determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to income from operations. Restaurant operating profit may not be comparable to the same or similarly titled measures computed by other companies. The table below sets forth the Company's calculation of restaurant operating profit and a reconciliation to (loss) income from operations, the most comparable GAAP measure.

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Restaurant sales	$ 50,693	$ 36,828	$ 25,050
Costs and expenses:			
Cost of sales	14,442	10,550	7,371
Labor	15,777	11,123	7,502
Occupancy	3,393	2,466	1,748
Restaurant operating expenses	6,931	4,698	3,372
Restaurant operating profit	10,150	7,991	5,057
Deduct – other costs and expenses			
General and administrative	7,155	4,783	2,217
Preopening expense	2,378	634	880
Depreciation and amortization	3,943	2,333	1,269
(Loss) income from operations	$ (3,326)	$ 241	$ 691

Restaurant Operating Expenses. Restaurant operating expenses as a percentage of restaurant sales increased 0.9% to 13.7% during 2006 from 12.8% during 2005, primarily as a result of increased expenditures for advertising and marketing initiatives, higher costs for utilities and additional staff training costs.

General and Administrative. General and administrative expenses increased by $2.4 million to $7.2 million during 2006 from $4.8 million during 2005. The $2.4 million increase was primarily attributable to $1.2 million related to the planned addition of corporate personnel and infrastructure to support our growth strategy and a full year of reporting and compliance costs associated with being a public company, a net increase of $0.8 million in stock-based compensation expense attributed to the expensing of stock options, and $0.4 million of separation costs related to the retirement of our former president and chief executive officer. General and administrative expenses as a percentage of restaurant sales were 14.1% during 2006 compared to 13.0% during 2005.

Preopening Expense. Preopening expense increased $1.8 million to $2.4 million during 2006 from $0.6 million during 2005. The increase in preopening expense primarily relates to the opening of five restaurants during 2006 as compared to two restaurants during 2005, in addition to $0.3 million of preopening expense for restaurants scheduled to open in the first half of 2007. Preopening expense in 2006 also includes $0.5 million of rent expense required to be expensed under FSP FAS No. 13-1, *Accounting for Rental Costs Incurred During a Construction Period.* Prior to 2006, rental costs incurred during a construction period were capitalized and amortized over the initial term of the lease agreement.

Depreciation and Amortization. Depreciation and amortization expense increased $1.6 million to $3.9 million during 2006 from $2.3 million during the prior year. The increase was primarily the result of the additional depreciation and amortization on five restaurants opened in 2006 and two restaurants opened during the third quarter of 2005, as well as accelerated depreciation related to the retrofit of our existing restaurants with a new point of sale system. Depreciation and amortization expense as a percentage of restaurant sales increased 1.5% to 7.8% during 2006 from 6.3% during 2005. The percentage increase is primarily due to higher average capital expenditures for two restaurants opened in the Chicago market during 2006 and lower than average sales volumes at our Sugar Land, Texas restaurant as well as the accelerated depreciation related to the point of sale system discussed above.

Interest Income. Interest income of $0.9 million during 2006 increased $0.6 million from 2005 primarily due to interest income earned from the investment of proceeds from our initial public offering completed in August 2005.

Interest Expense. Interest expense was $0.3 million during 2006 compared to $0.8 million during the prior year. The decrease is primarily due to a $0.3 million non-cash charge to interest expense recorded during 2005 from the conversion of our convertible subordinated promissory note, in addition to a reduction of interest expense on this note that was converted into common stock prior to our initial public offering.

Provision for Income Taxes. Our provision for income taxes was $60,000 during 2006 compared to $83,000 during 2005. During 2006, we did not incur a federal income tax liability and during 2005, we recorded a federal income tax liability of $16,000 related to federal alternative minimum taxes. During 2006 and 2005, we recorded state income taxes of $60,000 and $67,000, respectively, for states in which no state net operating loss carryforwards exist. At December 31, 2006, we had federal net operating loss carryforwards of $1,761,000 available to offset future taxable income, subject to certain limitations.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Restaurant Sales. Restaurant sales increased by $11.8 million, or 47.0%, to $36.8 million during 2005 from $25.1 million during 2004 primarily as a result of an $8.6 million increase associated with the opening of three restaurants during the second half of 2004, a $2.4 million increase related to two restaurants opened during the third quarter of 2005, and a $0.8 million increase related to a 4.2% increase in same store sales.

Cost of Sales. Cost of sales as a percentage of restaurant sales decreased to 28.6% during 2005 from 29.4% during 2004. The reduction in cost of sales as a percentage of restaurant sales was primarily the result of continued focus on efficient operations and realization of economies of scale in the purchasing of food and beverage products as well as more favorable seafood and produce pricing.

Labor. Labor expenses as a percentage of restaurant sales increased to 30.2% during 2005 from 29.9% during 2004. This increase was primarily due to higher compensation costs for restaurant managers and the impact of our Sugar Land restaurant which had lower initial sales and high labor costs.

Occupancy. Occupancy expenses as a percentage of restaurant sales decreased 0.3% to 6.7% during 2005 from 7.0% during 2004. The slight decrease as a percentage of restaurant sales was primarily due to more favorable lease terms for recently opened restaurants and increased same store sales which leveraged the fixed portion of occupancy expenses.

Restaurant Operating Expenses. Restaurant operating expenses as a percentage of restaurant sales decreased 0.7% to 12.8% during 2005 from 13.5% during 2004, primarily as a result of lower expenditures for advertising and marketing initiatives, partially offset by higher costs for utilities.

General and Administrative. General and administrative expenses increased by $2.6 million to $4.8 million during 2005 from $2.2 million during 2004. The $2.6 million increase was primarily attributable to approximately $1.2 million as a result of the addition of executive management and corporate personnel, $0.2 million non-cash compensation expense associated with the accelerated vesting of employee stock options, and approximately $1.2 million as a result of the addition of infrastructure to support our growth strategy and preparation to meet the reporting and compliance requirements of a public company. General and administrative expenses as a percentage of restaurant sales were 13.0% during 2005 compared to 8.8% during 2004.

Preopening Expense. Preopening expense decreased $0.3 million to $0.6 million during 2005 from $0.9 million during 2004. The decrease is primarily a result of opening two restaurants during 2005 compared to opening three restaurants during 2004.

Depreciation and Amortization. Depreciation and amortization expense increased $1.0 million to $2.3 million during 2005 from $1.3 million during 2004. The increase was primarily the result of the additional depreciation and amortization on three restaurants opened during the second half of 2004 and the two restaurants opened during the second half of 2005. Depreciation and amortization expense as a percentage of restaurant sales increased 1.2% to 6.3% during 2005 from 5.1% during 2004. The percentage increase was primarily the result of higher average capital expenditures and lower restaurant sales for our recently opened restaurants.

Interest Income. Interest income of $0.3 million reflects interest earned from the investment of proceeds from our initial public offering completed in August 2005.

Interest Expense. Interest expense increased to $0.8 million during 2005 from $0.4 million during 2004. The increase was primarily the result of a $0.3 million non-cash charge to interest expense from the conversion of our convertible subordinated promissory note and new restaurant equipment loans borrowed during 2005.

Provision for Income Taxes. During 2005, we recorded an expense of $67,000 related to state income taxes payable and a $16,000 federal income tax liability related to federal alternative minimum taxes. We utilized federal net operating loss carryforwards available to offset our federal income tax obligation. During 2004, we utilized federal net operating loss carryforwards available to offset our federal income tax obligation and we recorded an expense of $55,000 related to state income taxes payable. Tax expense results from state income taxes due to multi-state operations in states where no state net operating loss carryforwards exist. As of December 31, 2005, we had federal net operating loss carryforwards of $705,000 available to offset future taxable income, subject to certain limitations.

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the following:

- timing of new restaurant openings and related expenses;
- restaurant operating costs and preopening costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;
- labor availability and costs for hourly and management personnel;
- profitability of our restaurants, especially in new markets;
- increases and decreases in comparable restaurant sales;
- impairment of long-lived assets and any loss on restaurant closures;
- changes in borrowings and interest rates;
- general economic conditions;
- weather conditions or natural disasters;
- timing of certain holidays;
- new or revised regulatory requirements and accounting pronouncements;
- changes in consumer preferences and competitive conditions; and
- fluctuations in commodity prices.

Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the spring and summer months and winter holiday season. Consequently, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of our investors. In that event, the price of our common stock would likely decrease.

Quarterly Results of Operations

The following table presents unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2006. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Quarter Ended							
	2006				2005			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share data)							
Consolidated Statement of Operations Data:								
Restaurant sales	$10,194	$11,877	$13,812	$14,810	$8,011	$8,919	$9,455	$10,443
Costs and expenses:								
Cost of sales	2,895	3,299	3,962	4,286	2,335	2,554	2,699	2,962
Labor	3,153	3,578	4,311	4,735	2,509	2,558	2,873	3,183
Occupancy	706	812	905	970	582	591	600	693
Restaurant operating expenses	1,446	1,480	1,909	2,096	975	1,032	1,195	1,496
General and administrative	2,014	1,625	1,713	1,803	1,214	1,177	1,019	1,373
Preopening expense	291	689	491	907	7	100	462	65
Depreciation and amortization	730	823	1,157	1,233	511	538	602	682
Total costs and expenses	11,235	12,306	14,448	16,030	8,133	8,550	9,450	10,454
(Loss) income from operations	(1,041)	(429)	(636)	(1,220)	(122)	369	5	(11)
Nonoperating expenses:								
Interest income	237	246	240	213	2	3	91	204
Interest expense	(79)	(75)	(72)	(68)	(184)	(179)	(396)	(82)
(Loss) income before provision for income taxes	(883)	(258)	(468)	(1,075)	(304)	193	(300)	111
Provision for income taxes	5	45	—	10	—	18	6	59
Net (loss) income	$ (888)	$ (303)	$ (468)	$ (1,085)	$ (304)	$ 175	$ (306)	$ 52
Net (loss) income per share:								
Basic	$ (0.16)	$ (0.05)	$ (0.08)	$ (0.19)	$ (0.21)	$ 0.12	$ (0.09)	$ 0.01
Diluted	$ (0.16)	$ (0.05)	$ (0.08)	$ (0.19)	$ (0.21)	$ 0.10	$ (0.09)	$ 0.01
Weighted average shares used in computation:								
Basic	5,731	5,793	5,805	5,834	1,463	1,463	3,570	5,680
Diluted	5,731	5,793	5,805	5,834	1,463	2,975	3,570	5,899

Liquidity and Capital Resources

Our primary liquidity and capital requirements have been for new restaurant development, working capital, and general corporate needs. Prior to our initial public offering, our main sources of liquidity and capital were cash flows from operations, loans from affiliates, the sale of common and preferred stock, receipt of landlord tenant improvement allowances, and borrowings under six separate equipment term loans. We believe the proceeds from our initial public offering in August 2005 and cash generated from operations will be sufficient to meet our capital requirements through 2007. Beyond 2007 additional financing will be needed to fund working capital and restaurant development and we intend to secure such financing during 2007. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses, or other events, including those described in Item 1A, "Risk Factors" of this report may require us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could impact negatively our growth plans, financial condition, and results of operations. Additional equity financing may be dilutive to the holders of our common stock and debt financing, if available, may involve significant cash payment obligations or financial covenants and ratios that may restrict our ability to operate our business.

Equipment Loans

As of December 31, 2006, we had five equipment term loans with lenders, each collateralized by restaurant equipment. The outstanding principal balance under these loans aggregated $3.3 million. The loans bear interest at rates ranging from 7.0% to 8.5% and require monthly principal and interest payments aggregating approximately $71,000. The loans mature between June 2010 and June 2012. The loans also require us to maintain certain financial covenants calculated at the end of each calendar year, and we were in compliance with all such financial covenants as of December 31, 2006.

Cash Flows

The following table summarizes our primary sources and uses of cash during the periods presented (in thousands).

	Year Ended December 31,		
	2006	2005	2004
Net cash provided by (used in):			
Operating activities	$ 8,666	$ 5,288	$ 5,288
Investing activities	(10,758)	(32,702)	(9,254)
Financing activities	(440)	28,782	3,957
Net (decrease) increase in cash and cash equivalents	$ (2,532)	$ 1,368	$ (9)

Operating Activities. During 2006, net cash provided by operating activities was $8.7 million principally due to the amortization of deferred rent, depreciation and amortization, an increase in accounts payable and accrued expenses, and non-cash stock compensation, partially offset by our net loss of $2.7 million, an increase in receivables primarily relating to tenant improvement allowances and an increase in other current assets. During 2005, net cash provided by operating activities was $5.3 million primarily due to depreciation and amortization, amortization of deferred rent, collections of tenant improvement allowances, and non-cash compensation expenses, partially offset by our net loss of $0.4 million and payments of accounts payable. Net cash provided by operating activities in 2004 was $5.3 million consisting primarily of income from operations, depreciation and amortization, increases in accounts payable and accrued expenses, and collections of $2.1 million tenant improvement allowances from the three restaurants opened during 2004, partially offset by increases in other current assets.

Investing activities. We fund the development and construction of our new restaurants primarily with cash and short-term investments. Net cash used for investing activities was $10.8 million during 2006, reflecting $20.8 million for the funding of construction in progress and the purchase of property and equipment, the majority of which related to our five restaurant openings in 2006 and planned restaurant openings in 2007. Investing activities during 2006 also include proceeds of $10.0 million from the sale of investments to fund this construction. Net cash used for investing activities was $32.7 million during 2005 of which $24.2 million was used to purchase investments from our initial public offering proceeds and $8.5 million primarily relates to the funding for our two restaurants opened in 2005. During 2004, net cash used in investing activities was $9.3 million primarily reflecting the funding of three restaurants opened during that year and expenditures to acquire liquor licenses for those restaurants.

Financing Activities. Net cash used in financing activities was $0.4 million during 2006 principally consisting of $0.7 million of principal payments on our equipments loans, partially offset by $0.3 million in proceeds from the issuance of common stock from the exercise of stock options and stock issued under our employee stock purchase plan. Net cash provided by financing activities was $28.8 million during 2005 consisting primarily of $28.1 million net proceeds from our initial public offering and $1.1 million proceeds from equipment loans less $0.6 million of related principal payments. Net cash provided by financing activities was approximately $4.0 million during 2004, which consisted primarily of the issuance of our convertible subordinated promissory note and proceeds from equipment loans, offset by payment of a promissory note and principal payments on equipment loans.

Aggregate Contractual Obligations

The following table sets forth our contractual commitments as of December 31, 2006 (in thousands).

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term notes payable, including current portion	$ 3,313	$ 613	$ 1,380	$ 1,188	$ 132
Operating leases	47,667	4,293	9,377	9,466	24,531
Total	$50,980	$ 4,906	$10,757	$ 10,654	$ 24,663

We have evaluated and determined that we do not have any purchase obligations as defined in the SEC Final Rule No. 67, *Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations*.

Off-Balance Sheet Arrangements

In September 2003, we sold the assets of Saki's Pacific Rim Café. We continue to be financially responsible for the lease payments in the event the purchaser defaults on the lease. The lessor has obtained certain personal guarantees of the lease payments from the purchaser's owners should they fail to perform under the lease. The total remaining lease payments due under the lease approximated $13,000 at December 31, 2006. The lease expired in January 2007. We did not fund any payments under this guarantee.

Impact of Inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations during 2004, 2005, or 2006. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition, and results of operations.

Critical Accounting Policies

Critical accounting policies are those that we believe are most important to the portrayal of our financial condition and results of operations and also require our most difficult, subjective, or complex judgments. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under various conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgment that is involved in preparing our consolidated financial statements.

Property and Equipment

We record all property and equipment at cost less accumulated depreciation and we select useful lives that reflect the actual economic lives of the underlying assets. We amortize leasehold improvements over the shorter of the useful life of the asset or the related lease term. We calculate depreciation using the straight-line method for financial statement purposes. We capitalize improvements and expense repairs and maintenance costs as incurred. We are often required to exercise judgment in our decision whether to capitalize an asset or expense an expenditure that is for maintenance and repairs. Our judgments may produce materially different amounts of repair and maintenance or depreciation expense if different assumptions were used.

We periodically perform asset impairment analysis of property and equipment related to our restaurant locations. We perform these tests when we experience a "triggering" event such as a major change in a location's operating environment, or other event that might impact our ability to recover our asset investment. This process requires the use of estimates and assumptions which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets. Also, we have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that do not meet expectations are identified and monitored closely throughout the year. Primarily in the fourth quarter, we review develop new restaurants. Although the cost of restaurant construction will not impact significantly the operating results of the restaurant, it would impact the return on investment for such restaurant.

Inflation

The primary inflationary factors affecting our operations are food, labor, and construction costs. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance, and utilities, all of which are generally subject to inflationary increases. We believe inflation has not had a material impact on our results of operations in recent years.

Item 8. *Financial Statements and Supplementary Data*

Reference is made to the financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this report, which financial statement, notes, and report are incorporated herein by reference.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms. During the fiscal year covered by this report, there have not been any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent to the date of their evaluation, there have not been any significant changes in our internal controls or in other facts that could significantly affect these controls, including any corrective action with regard to significant deficiencies and material weaknesses.

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item relating to our directors is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in "Business – Executive Officers."

Item 11. ***Executive Compensation***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2007 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits,Financial Statement Schedules***

(a) The following documents are filed as a part of the report:

(1) Financial Statements

Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) Financial Statement Schedules

No financial statement schedules are included because such schedules are not applicable, are not required, or because required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit Number	Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Registrant (2)
3.2	Amended and Restated Bylaws of the Registrant (2)
4.1	Form of Common Stock Certificate (3)
4.2	Kona Grill, Inc. Stockholders' Agreement, dated August 29, 2003.(3)
4.3	Kona Grill, Inc. Series A Investor Rights Agreement, dated August 29, 2003.(3)
4.4	Amendment No. 1 to Kona Grill, Inc. Series A Investor Rights Agreement, dated May 31, 2005 (3)
10.1(a)	Employment Letter Agreement, effective May 1, 2004, between the Company and C. Donald Dempsey (1)
10.1(b)	Amendment to Employment Letter Agreement, effective May 1, 2004, between the Company and C. Donald Dempsey (1)
10.2	Mutual Waiver and Release of Claims, effective December 1, 2004, between the Company and Chandler (1)
10.3	Employment Agreement, effective October 1, 2003, between the Company and Jason J. Merritt (1)
10.4	Employment Letter Agreement, effective October 15, 2004, between the Company and Mark S. Robinow (1)
10.5	Common Stock Purchase Warrant dated July 23, 2004 in favor of Richard J. Hauser (1)
10.6(a)	Loan Agreement, dated May 19, 2003, between GE Capital Franchise Finance Corporation and Kona Grill Kansas City, Inc. (1)
10.6(b)	Promissory Note, dated May 19, 2003, issued by Kona Grill Kansas City, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.7(a)	Loan Agreement, dated April 30, 2004, between GE Capital Franchise Finance Corporation and Kona Grill Las Vegas, Inc. (1)
10.7(b)	Promissory Note, dated April 30, 2004, issued by Kona Grill Las Vegas, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.8(a)	Form of Equipment Loan and Security Agreement (i) dated as of September 2, 2004, between Kona Grill Denver, Inc. and GE Capital Franchise Finance Corporation; (ii) dated as of December 31, 2004, between Kona Grill Omaha, Inc. and GE Capital Franchise Finance Corporation; and (iii) dated January 21, 2005 between Kona Grill Indiana, Inc. and GE Capital Franchise Finance Corporation (1)
10.8(b)	Form of Equipment Promissory Note, each in favor of GE Capital Franchise Finance Corporation (i) dated as of April 22, 2005, issued by Kona Grill Omaha, Inc.; and (ii) dated as of May 20, 2005, issued by Kona Grill Indiana, Inc. (1)
10.8(c)	Equipment Promissory Note, dated September 17, 2004, issued by Kona Grill Denver, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.9	Lease Purchase, dated December 26, 2001, between the Company and Bank of America, N.A. (1)
10.10	Kona Grill, Inc. 2002 Stock Plan (as of November 13, 2002) (1)
10.11	Kona Grill, Inc. 2005 Stock Award Plan (2)

Exhibit Number	Exhibit
10.12	Kona Grill, Inc. 2005 Employee Stock Purchase Plan (amended as of August 15, 2005) (5)
10.13	Supply Agreement, dated May 13, 2002, between Kona Grill Inc. and U.S. Foodservice (2)
10.14	Separation Agreement, dated as of January 31, 2006, between the Company and C. Donald Dempsey (4)
10.15	Form of Stock Option Agreement (2005 Stock Award Plan) (6)
10.16	Employment Agreement, dated as of September 26, 2006, between the Company and Marcus E. Jundt (7)
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed with the Commission on June 3, 2005.

(2) Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 8, 2005.

(3) Incorporated by reference to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 21, 2005.

(4) Incorporated by reference to the Registrant's Current Report on Form 8-K, as filed on February 3, 2006.

(5) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-127593), as filed with the Commission on August 16, 2005.

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the Commission on May 8, 2006

(7) Incorporated by reference to the Registrant's Current Report on Form 8-K, as filed on September 28, 2006.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONA GRILL, INC.

/s/ Marcus E. Jundt
Marcus E. Jundt
Chairman of the Board, President, and Chief Executive Officer

Date: March 13, 2007

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Capacity	Date
/s/ Marcus E. Jundt Marcus E. Jundt	Chairman of the Board, President, and Chief Executive Officer	March 13, 2007
/s/ Mark S. Robinow Mark S. Robinow	Executive Vice President, Chief Financial Officer, and Secretary (Principal Accounting and Financial Officer)	March 13, 2007
/s/ Mark L. Bartholomay Mark L. Bartholomay	Director	March 13, 2007
/s/ Kent D. Carlson Kent D. Carlson	Director	March 13, 2007
/s/ Richard J. Hauser Richard J. Hauser	Director	March 13, 2007
/s/ Douglas G. Hipskind Douglas G. Hipskind	Director	March 13, 2007
/s/ W. Kirk Patterson W. Kirk Patterson	Director	March 13, 2007
/s/ Anthony L. Winczewski Anthony L. Winczewski	Director	March 13, 2007

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KONA GRILL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Kona Grill, Inc.

We have audited the accompanying consolidated balance sheets of Kona Grill, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kona Grill, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 11 to the consolidated financial statements, Kona Grill, Inc. changed its method of accounting on January 1, 2006 for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) and for rental costs incurred during the construction period in accordance with FASB Staff Position 13-1.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 6, 2007

KONA GRILL, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,934	$ 4,466
Investments	14,249	24,200
Receivables	949	97
Other current assets	741	564
Total current assets	17,873	29,327
Other assets	407	474
Property and equipment, net	40,516	22,617
Total assets	$ 58,796	$52,418
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,616	$ 1,599
Accrued expenses	3,502	2,327
Current portion of notes payable	613	729
Total current liabilities	8,731	4,655
Notes payable	2,700	3,313
Deferred rent	11,543	7,139
Total liabilities	22,974	15,107
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 2,000,000 shares authorized, none issued at December 31, 2006 and 20,000,000 shares authorized, none issued at December 31, 2005		
Common stock, $0.01 par value, 15,000,000 shares authorized, 5,847,593 shares issued and outstanding at December 31, 2006 and 40,000,000 shares authorized, 5,706,420 shares issued and outstanding at December 31, 2005	58	57
Additional paid-in capital	41,722	40,467
Accumulated deficit	(5,957)	(3,213)
Accumulated other comprehensive loss	(1)	–
Total stockholders' equity	35,822	37,311
Total liabilities and stockholders' equity	$ 58,796	$ 52,418

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31, 2006	2005	2004
Restaurant sales	$ 50,693	$ 36,828	$ 25,050
Costs and expenses:			
Cost of sales	14,442	10,550	7,371
Labor	15,777	11,123	7,502
Occupancy	3,393	2,466	1,748
Restaurant operating expenses	6,931	4,698	3,372
General and administrative	7,155	4,783	2,217
Preopening expense	2,378	634	880
Depreciation and amortization	3,943	2,333	1,269
Total costs and expenses	54,019	36,587	24,359
(Loss) income from operations	(3,326)	241	691
Nonoperating expenses:			
Interest income	936	300	15
Interest expense	(294)	(841)	(375)
(Loss) income before provision for income taxes	(2,684)	(300)	331
Provision for income taxes	60	83	55
Net (loss) income	$ (2,744)	$ (383)	$ 276
Net (loss) income per share:			
Basic	$ (0.47)	$ (0.13)	$ 0.19
Diluted	$ (0.47)	$ (0.13)	$ 0.17
Weighted average shares used in computation:			
Basic	5,791	3,044	1,460
Diluted	5,791	3,044	2,815

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Series A Convertible Preferred Stock Shares	Series A Convertible Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balances at December 31, 2003	4,167	$ 42	1,460	$ 15	$ 8,474	$ (3,106)	$ —	$ 5,425
Issuance of common stock from exercise of stock options and warrants	—	—	3	—	30	—	—	30
Beneficial conversion feature and detachable warrants on convertible subordinated promissory note	—	—	—	—	400	—	—	400
Net income	—	—	—	—	—	276	—	276
Balances at December 31, 2004	4,167	42	1,463	15	8,904	(2,830)	—	6,131
Conversion of convertible subordinated promissory note to common stock	—	—	500	5	2,995	—	—	3,000
Conversion of Series A convertible preferred stock to common stock	(4,167)	(42)	833	8	34	—	—	—
Issuance of common stock upon initial public offering, net of $3,562 of offering expenses	—	—	2,875	29	28,034	—	—	28,063
Issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	—	—	35	—	256	—	—	256
Issuance and accelerated vesting of stock options as compensation	—	—	—	—	244	—	—	244
Net loss	—	—	—	—	—	(383)	—	(383)
Balances at December 31, 2005	—	—	5,706	57	40,467	(3,213)	—	37,311
Stock-based compensation expense	—	—	—	—	967	—	—	967
Issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	—	—	142	1	288	—	—	289
Net loss	—	—	—	—	—	(2,744)	—	(2,744)
Unrealized holding loss, net	—	—	—	—	—	—	(1)	(1)
Comprehensive loss								(2,745)
Balances at December 31, 2006	—	$ —	5,848	$ 58	$ 41,722	$ (5,957)	$ (1)	$ 35,822

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2006	2005	2004
Operating activities			
Net (loss) income	$ (2,744)	$ (383)	$ 276
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	3,943	2,333	1,269
Compensation expense for issuance of stock options and accelerated vesting of stock options	967	244	—
Amortization of debt discount	—	343	57
Change in operating assets and liabilities:			
Receivables	(852)	1,247	(904)
Other current assets	(177)	(119)	(225)
Accounts payable	1,950	(583)	872
Accrued expenses	1,175	560	574
Deferred rent	4,404	1,646	3,369
Net cash provided by operating activities	8,666	5,288	5,288
Investing activities			
Purchase of property and equipment	(20,775)	(8,513)	(9,065)
Decrease (increase) in other assets	67	11	(189)
Net proceeds on purchase and sale of short-term investments	9,950	(24,200)	—
Net cash used in investing activities	(10,758)	(32,702)	(9,254)
Financing activities			
Proceeds from issuance of notes payable	—	1,094	5,495
Repayments of notes payable	(729)	(631)	(1,568)
Proceeds from issuance of common stock, net of issuance costs	—	28,063	—
Proceeds from issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	289	256	30
Net cash (used in) provided by financing activities	(440)	28,782	3,957
Net (decrease) increase in cash and cash equivalents	(2,532)	1,368	(9)
Cash and cash equivalents at the beginning of the year	4,466	3,098	3,107
Cash and cash equivalents at the end of the year	$ 1,934	$ 4,466	$ 3,098
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 294	$ 498	$ 343
Noncash investing and financing activities			
Conversion of convertible promissory note to preferred stock	$ —	$ 3,000	$ —
Increase (decrease) in accounts payable related to property and equipment additions	$ 1,067	$ (604)	$ 611
Beneficial conversion feature and detachable warrants on convertible note	$ —	$ —	$ 400

See accompanying notes to the consolidated financial statements.

1. Organization and Description of Business

Kona Grill, Inc. (referred to herein as the "Company" or in the first person notations "we," "us," and "our") owns and operates upscale casual dining restaurants under the name "Kona Grill." We completed our initial public offering during August 2005, issuing 2,875,000 common shares at an offering price of $11.00. As part of the offering, all outstanding preferred stock was converted into shares of common stock. The Company's common stock trades on the NASDAQ Global Market under the symbol "KONA."

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and highly liquid short-term fixed income securities with a remaining maturity of 90 days or less when acquired. Amounts receivable from credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within one business day of the sales transaction. Under the Company's asset classification practices, when there is no legal right of offset against cash balances in a specific financial institution, uncleared checks are classified as accounts payable. Uncleared checks totaling approximately $640,000 were included in accounts payable as of December 31, 2006.

Investments

We follow Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, classifying our investments based on the intended holding period. We currently classify our investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, based on available market information, with unrealized gains and losses, if any, reported as a component of stockholders' equity. Investments consist primarily of auction rate municipal securities, government bonds, and corporate securities that are highly liquid in nature and represent the investment of cash that is available for current operations. Although original maturities of our auction rate securities are generally longer than one year, we have the right to sell these securities each auction date subject to the availability of buyers. Interest rates on these securities reset at every auction date, generally every seven to forty nine days, depending on the security.

Inventories

Inventories consist of food and beverages and are stated at the lower of cost or market using the first-in, first-out method. Inventories are included in other current assets in the accompanying balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. We capitalize all direct costs on the construction of leasehold improvements. Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. Repair and maintenance costs are expensed as incurred. Other property and equipment is depreciated on a straight-line basis as follows: Furniture and fixtures, seven years; Computer and electronic equipment, three years. China and smallwares are depreciated over two years up to 50 percent of their original cost, and subsequent additions are expensed as purchased.

We evaluate property and equipment for impairment whenever events or changes in restaurant operating results indicate that the carrying value of those assets may not be recoverable. The assessment of impairment is performed on a restaurant-by-restaurant basis. If indicators of impairment are present and if we determine that the carrying value of the restaurant assets exceeds the projected future undiscounted cash flows, an impairment charge would be recorded to reduce the carrying value of the restaurant assets to its fair value. We have not recorded any impairment charges with respect to our property and equipment.

Deferred Rent

We lease our restaurant locations under operating lease agreements with initial terms of approximately 10 to 15 years. Most of these agreements require minimum annual rent payments plus contingent rent payments based on a percentage of restaurant sales which exceed the minimum base rent. Contingent rent payments, to the extent they exceed minimum payments, are accrued over the periods in which the liability is incurred. Rent expense associated with these contingent payments is recorded prior to the achievement of specified sales levels if exceeding such amount is considered probable and is estimable. The lease agreements typically also require scheduled increases to minimum annual rent payments. For leases that contain rent escalations, we record the total rent payable over the initial lease term (including the construction period) on a straight-line basis over the life of the initial lease term. Any difference between minimum rent and straight-line rent is recorded as deferred rent. Deferred rent also includes tenant improvement allowances which are amortized as a reduction of rent expense on a straight-line basis over the initial term of the lease.

For leases that commenced subsequent to January 1, 2006, straight-line rent expense incurred from the date of possession to the restaurant opening date is recorded as preopening expense in accordance with Financial Accounting Standards Board ("FASB") Staff Position No. 13−1, *Accounting for Rental Costs Incurred During a Construction Period* ("FSP FAS No. 13-1"). For leases that commenced prior to January 1, 2006, rent expense incurred from the date of possession through the completion of construction was capitalized and included in property and equipment and amortized over the initial life of the lease.

Revenue Recognition

Revenues from food, beverage, and alcohol sales are recognized when payment is tendered at the point of sale. Revenues from gift card sales are recognized upon redemption. Prior to redemption, the outstanding balances of all gift cards are included in accrued expenses in the accompanying consolidated balance sheets.

Sales Taxes

Revenues are presented net of sales taxes. The obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Preopening Expense

Preopening expense, consisting primarily of manager salaries, advertising, travel, food and beverage, employee payroll and related training costs incurred prior to the opening of a restaurant, are expensed as incurred. Also, as a result of the adoption of FSP FAS No. 13-1 on January 1, 2006, straight−line rent recorded for the period between the date of possession and the restaurant opening date, which generally approximates five months, is included in preopening expense. As a result of the adoption of FSP FAS No. 13-1, our preopening costs were increased by approximately $510,000 during 2006.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense for 2006, 2005, and 2004 was $739,000, $467,000 and $637,000, respectively, and is included in restaurant operating expenses in the accompanying consolidated statements of operations.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the consolidated financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates in effect in the years in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will more likely than not be realized.

Stock-Based Compensation

We maintain stock option plans which provide for discretionary grants of incentive stock options, non-qualified stock options, restricted stock, and other types of awards to employees, consultants, and non-employee directors. We account for stock-based compensation utilizing the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment.* See Note 11.

Net Income (Loss) Per Share

In accordance with the provisions of SFAS No. 128, *Earnings Per Share*, basic net income (loss) is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income per share for 2004 includes the dilutive effect of the convertible subordinated promissory note using the if-converted method, and potential warrant and stock option exercises calculated using the treasury stock method.

	Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Numerator:			
Net (loss) income available to common stockholders	$ (2,744)	$ (383)	$ 276
Interest and amortization expense related to convertible subordinated promissory note, net of tax	—	—	189
	$ (2,744)	$ (383)	$ 465
Denominator:			
Weighted average shares — basic	5,791	3,044	1,460
Effect of dilutive securities:			
Stock options and warrants	—	—	22
Series A preferred shares	—	—	833
Convertible shares	—	—	500
Weighted average shares — diluted	5,791	3,044	2,815
Net (loss) income per share:			
Basic	$ (0.47)	$ (0.13)	$ 0.19
Diluted	$ (0.47)	$ (0.13)	$ 0.17

At December 31, 2006, 2005, and 2004, there were 631,589, 475,879 and 122,068 stock options outstanding and 235,000, 250,000 and 58,900 warrants outstanding, respectively, for which the effect of issuing these options and warrants were excluded from the calculation of diluted net (loss) income per share because they were anti-dilutive.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the aggregate change in stockholders' equity, excluding changes in ownership interests. Comprehensive loss reported in the accompanying consolidated statements of stockholders' equity includes net income (loss) and unrealized gains or losses on available-for-sale securities.

Fair Value of Financial Instruments

The carrying amount of receivables, accounts payable, and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is determined using current applicable rates for similar instruments and approximates the carrying value of such debt.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk principally consist of cash and cash equivalents, investments and accounts receivable. Concentration of credit risk is limited by diversifying cash deposits among a variety of high credit-quality issuers. At times, cash and cash equivalent balances may be in excess of the FDIC insurance limit. Concentration of credit risk for our investments is limited by diversifying investments among a variety of high credit-quality issuers. We are also subject to a concentration of credit risk with respect to amounts receivable from landlords for tenant improvement allowances. No allowance for doubtful accounts has been recorded as collection of tenant improvement allowances is considered probable.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective for our 2007 fiscal year. We are currently evaluating the impact that FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. We have not yet determined the impact, if any, that the implementation of SFAS No. 157 will have on our consolidated financial statements.

3. Investments

The following is a summary of available-for-sale securities (in thousands):

	Adjusted Cost	Gross Unrealized Losses	Estimated Fair Value
December 31, 2006			
Auction rate municipal securities	$ 10,600	$ —	$ 10,600
Government bonds	3,000	(1)	2,999
Corporate securities	650	—	650
	$ 14,250	$ (1)	$ 14,249
December 31, 2005			
Auction rate municipal securities	$ 24,200	$ —	$ 24,200
	$ 24,200	$ —	$ 24,200

The original maturity date for our government bonds and corporate securities is one year or less. Although original maturities of our auction rate securities are generally longer than one year, we have the right to sell these securities each auction date subject to the availability of buyers. The original maturity dates for these investments ranged from 2029 to 2044 at December 31, 2006.

4. Receivables

Receivables consisted of the following (in thousands):

	December 31,	
	2006	2005
Landlord tenant improvement allowances	$ 852	$ 6
Other	97	91
	$ 949	$ 97

No allowance for doubtful accounts has been recorded as collection of tenant improvement allowances and other receivables is considered probable.

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,	
	2006	2005
Leasehold improvements	$ 34,169	$ 20,191
Equipment	8,732	5,718
Furniture and fixtures	2,565	1,505
	45,466	27,414
Less accumulated depreciation and amortization	(9,300)	(5,755)
	36,166	21,659
Construction in progress	4,350	958
	$ 40,516	$ 22,617

6. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,	
	2006	2005
Accrued payroll	$ 1,471	$ 798
Sales taxes	485	299
Gift cards	372	395
Business and income taxes	297	284
Accrued rent	166	126
Other	711	425
	$ 3,502	$ 2,327

7. Notes Payable

Notes payable consisted of the following:

	December 31, 2006	December 31, 2005
	(In thousands)	
$1,000,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,521 including interest at 7.87 percent, until October 2011, at which time all remaining principal and interest is due and payable	$ 747	$ 869
$1,000,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,526 including interest at 7.88 percent, until May 2011, at which time all remaining principal and interest is due and payable	693	820
$993,544 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,015 including interest at 7.04 percent, until June 2010, at which time all remaining principal and interest is due and payable	557	693
$600,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $9,508 including interest at 8.52 percent, until May 2012, at which time all remaining principal and interest is due and payable	494	562
$995,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,687 including interest at 8.36 percent, until June 2012, at which time all remaining principal and interest is due and payable	822	936
$850,000 equipment loan, collateralized by certain assets of the Company, payable in monthly installments of $16,890 including interest at 7.41 percent, until October 2006, at which time all remaining principal and interest were due and paid	—	162
	3,313	4,042
Less current portion	(613)	(729)
	$ 2,700	$ 3,313

Future maturities of notes payable at December 31, 2006 are as follows (in thousands):

2007	$ 613
2008	663
2009	717
2010	684
2011	504
Thereafter	132
	$ 3,313

Total interest incurred during 2006, 2005 and 2004 was $294,000, $841,000 and $375,000, respectively. Interest incurred in 2005 includes $343,000 of non-cash interest expense related to the amortization of debt discount discussed in Note 8 below.

8. Convertible Subordinated Promissory Note

In July 2004, we entered into a $3.0 million convertible subordinated promissory note and warrant purchase agreement with an entity controlled by two directors and principal stockholders of the Company. The note was scheduled to mature on July 25, 2007 and required monthly payments of interest only at an annual rate of 10 percent. During August 2005, the promissory note was converted into shares of the Company's Series B convertible preferred stock and immediately into 500,000 shares of the Company's common stock in connection with our initial public offering.

In addition, the holder received a warrant to purchase 200,000 shares of the Company's common stock for $5.00 per share. The warrant expires on the earlier of July 30, 2009 or a qualified public offering of the Company's common stock of which the gross proceeds are at least $25.0 million at a per share price of not less than $35.00. In connection with the issuance of the warrant and beneficial conversion feature, we recorded a discount to the convertible promissory note and a corresponding increase in stockholders' equity of $400,000, of which $200,000 was allocated to the beneficial conversion feature of the convertible promissory note and $200,000 to the warrant. The value of the warrant and beneficial conversion feature were derived through application of the Black-Scholes option pricing model. We amortized the debt discount to interest expense in the amount of $343,000 and $57,000 for 2005 and 2004, respectively.

9. Income Taxes

The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Current:			
Federal	$ —	$ 16	$ —
State	60	67	55
	60	83	55
Deferred:			
Federal	—	—	—
State	—	—	—
	—	—	—
Total	$ 60	$ 83	$ 55

Income tax expense differed from amounts computed by applying the federal statutory rate to (loss) income from operations before provision for income taxes as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Income tax expense (benefit) at federal statutory rate	$ (908)	$ (101)	$ 113
State income taxes, net of federal benefit	40	45	36
Nondeductible expenses	195	220	105
Non taxable interest income	(116)	(74)	—
Business tax credit	(492)	(424)	(250)
Other	(78)	16	—
Change in valuation reserve	1,419	401	51
Total	$ 60	$ 83	$ 55

The temporary differences that give rise to significant portions of deferred tax assets and liabilities were as follows (in thousands):

	December 31, 2006	December 31, 2005
Deferred tax assets (liabilities):		
Net operating loss carryforward	$ 301	$ 204
Deferred rent	4,385	2,707
Business tax credits	1,438	946
Organizational and preopening costs	444	595
Stock-based compensation	360	76
Accrued expenses	22	—
Property and equipment	(3,984)	(2,549)
Accelerated tax depreciation	1	(334)
Other	58	(39)
Net deferred tax assets	3,025	1,606
Valuation allowance	(3,025)	(1,606)
Total	$ —	$ —

The valuation allowance increased by approximately $1,419,000 and $401,000 at December 31, 2006 and 2005, respectively. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on historical operating losses, we have elected to maintain a full valuation allowance until realization of deferred tax assets is more likely than not.

At December 31, 2006, we have approximately $1,761,000 and $1,085,000 in federal and state net operating loss carryforwards, respectively, which begin expiring in the year 2021 for federal income tax purposes and 2009 for state income tax purposes. Utilization of our net operating loss carryforwards may be subject to substantial annual limitations due to ownership change rules under the Internal Revenue Code and similar state provisions. Such limitations could result in the expiration of net operating loss carryforwards before utilization.

In May 2006, Texas changed the franchise tax calculation for tax returns due on or after January 1, 2008 for 2007 business activity. The cumulative effect of the change did not have a material impact on our consolidated financial statements. Beginning in 2007, we may incur income tax expense under this tax calculation.

At December 31, 2006, deferred tax assets do not include approximately $330,000 of excess tax benefits from employee stock option exercises that are a component of our net operating loss carryovers. Stockholders' equity will be increased by approximately $330,000 when such excess tax benefits are realized upon the usage of the net operating loss carryovers and the reversal of the valuation allowance.

We also have federal business tax credit carryforwards of approximately $1,438,000 which begin expiring in 2021. These credits are also potentially subject to annual limitations due to ownership change rules under the Internal Revenue Code and similar state provisions.

10. Stockholders' Equity

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock with a par value of $0.01.

Conversion of Series Preferred A and Series Preferred B to Common Stock

During August 2003, we issued to seven investors 4,166,666, shares of our Series A convertible preferred stock at a price of $1.20 per share, which included the sale of 3,333,332 shares for $4.0 million and conversion of $1.0 million principal amount of the notes issued during May 2002 into 833,334 shares. Our Chairman of the Board, was the lead investor in this financing and purchased from the Company 3,083,332 of such shares for an aggregate investment of $3.7 million. In addition, an entity affiliated with the Company's former Chief Executive Officer, purchased from the Company 833,334 of such shares for an aggregate investment of $1.0 million. In connection with our initial public offering, we issued 833,331 shares of common stock upon the voluntary conversion by the holders of our outstanding shares of Series A preferred stock.

As discussed in Note 8, in July 2004, we entered into a $3.0 million convertible subordinated promissory note and warrant purchase agreement with an entity controlled by two directors and principal stockholders of the Company. During August 2005, we issued immediately prior to the closing of our initial public offering 2,500,000 shares of Series B preferred stock upon the voluntary conversion by the holder of the principal amount outstanding under the promissory note and these shares were immediately converted into 500,000 shares of common stock.

11. Stock-Based Compensation

Stock Options

We maintain stock award plans which provide for discretionary grants of incentive stock options, non-qualified stock options, restricted stock, and other types of awards to our employees, consultants, and non-employee directors. The number of shares authorized for issuance under our plans as of December 31, 2006 totals 749,024 shares of which 117,435 shares are available for future issuance. Stock options granted under these plans are granted with an exercise price at or above the fair market value of the underlying common stock at the date of grant and generally expire five or ten years from the date of grant. Employee and consultant stock options generally vest 25 percent on the date of grant and 25 percent on each annual anniversary date thereafter. Non-employee director options vest 100 percent on the date of grant.

Prior to January 1, 2006, we accounted for our stock-based compensation in accordance with APB No. 25, *Accounting for Stock Issued to Employees*, and related interpretations and adopted the disclosure–only provisions of SFAS No. 123, *Accounting for Stock–Based Compensation.* In accordance with APB No. 25, no stock-based compensation expense was recognized in our prior year net loss for grants of stock options to employees because we granted stock options with an exercise price equal to the fair market value of the stock on the date of grant. However, share-based compensation expense of $198,000 was recognized for 2005, as a result of the accelerated vesting of all outstanding unvested stock options.

The following table shows the effect on net (loss) income and net (loss) income per share had compensation cost been recognized based upon the estimated fair value on the grant date of stock options in accordance with SFAS No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* (in thousands, except per share data):

	Year Ended December 31, 2005	2004
Net (loss) income, as reported	$ (383)	$ 276
Add: Stock-based compensation expense included in reported earnings, net of related tax effect[a]	198	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effect[a]	(387)	(108)
Pro forma net (loss) income	$ (572)	$ 168
Net (loss) income per share:		
Basic, as reported	$ (0.13)	$ 0.19
Basic, pro forma	$ (0.19)	$ 0.12
Diluted, as reported	$ (0.13)	$ 0.17
Diluted, pro forma	$ (0.19)	$ 0.06

[a] Income taxes have been offset by a valuation allowance. See Note 9 of Notes to Consolidated Financial Statements.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment* ("SFAS 123R"), using the modified prospective transition method. Under this transition method, compensation cost recognized in the year ended December 31, 2006 includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123R. All options granted prior to January 1, 2006 were fully vested. The adoption of SFAS 123R increased our 2006 reported operating loss, loss before income taxes and net loss by $967,000 and increased basic and diluted net loss per share by $0.17 per share.

Results of prior periods do not reflect any restated amounts and we had no cumulative effect adjustment upon adoption of SFAS 123R under the modified prospective method. Our policy is to recognize compensation cost for awards with only service conditions using a graded vesting schedule on a straight line basis over the requisite service period for the entire award.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the actual and projected employee stock option exercise behavior. The use of an option pricing model also requires the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, and expected term. Expected volatility is based on the historical volatility of a peer group of companies over the expected life of the option as we do not have enough history trading as a public company to calculate our own stock price volatility. The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. We have not paid dividends in the past and do not plan to pay any dividends in the near future. SFAS 123R also requires us to estimate forfeitures at the time of grant and revise these estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate forfeitures based on our expectation of future experience while considering our historical experience. The fair value of stock awards was estimated at the date of grant with the following weighted average assumptions:

	2006	2005	2004
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	38.6%	0.0%	0.0%
Risk-free interest rate	4.7%	4.4%	4.5%
Expected life (in years)	4.4	5.0	5.0
Estimated fair value per option granted	$4.88	$1.16	$1.00

Activity during 2006, 2005, and 2004 under our stock award plans was as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at December 31, 2003	108,700	$ 6.58		
Granted	276,079	5.07		
Forfeited	(1,100)	7.50		
Exercised	(200)	7.50		
Outstanding options at December 31, 2004	383,479	5.49		
Granted	110,600	6.07		
Forfeited	(6,200)	6.19		
Exercised	(12,000)	7.50		
Outstanding options at December 31, 2005	475,879	5.56		
Granted	398,000	13.72		
Forfeited	(103,514)	5.57		
Exercised	(138,776)	5.80		
Outstanding options at December 31, 2006	631,589	$ 10.65	5.64 years	$ 6,254,000
Exercisable at December 31, 2006	419,589	$ 8.72	6.19 years	$ 4,963,000

The total aggregate intrinsic value of options exercised during 2006, 2005, and 2004, was approximately $825,000, $39,000, and $0, respectively. The total fair value of shares vested during 2006, 2005, and 2004 was approximately $820,000, $424,000, and $108,000, respectively. As of December 31, 2006, there was approximately $830,000 of total unrecognized stock-based compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 2.30 years.

Information regarding options outstanding and exercisable at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$5.00 – $ 6.00	233,589	7.53	$ 5.64	233,589	$ 5.64
$7.50 – $ 8.35	91,750	4.35	8.16	53,500	8.02
$12.64 – $16.40	240,000	4.51	14.21	107,500	13.51
$17.51 – $19.14	66,250	4.86	18.86	25,000	18.41
	631,589	5.64	10.65	419,589	8.72

Employee Stock Purchase Plan

During 2005, our Board of Directors and stockholders approved the 2005 Employee Stock Purchase Plan ("ESPP") and reserved 425,000 shares of common stock for issuance thereunder. The ESPP permits eligible employees to purchase common stock at a discount through payroll deductions up to 15 percent of employees' eligible earnings during the offering period. Each offering period has a maximum term of up to 27 months. For purchases made during 2005, the price at which stock was purchased under the ESPP was equal to the lesser of 85 percent of the fair market value of common stock on the first day of the offering period or 85 percent of the fair market value of common stock on the last day of the offering period. Subsequent to December 31, 2005, the purchase price per share at which shares of common stock are sold in an offering under the ESPP is equal to 95 percent of the fair market value of common stock on the last day of the applicable offering period. During 2006 and 2005, 5,547 shares and 17,610 shares, respectively, were purchased under the ESPP.

Warrants

We issued warrants to purchase 8,900 shares of common stock at an exercise price of $5.50 per share to placement agents in connection with the Company's private placement of common stock in 1998. These warrants were exercisable through September 2005.. During 2005, warrants with respect to 5,280 shares were exercised. The remainder of the warrants expired in September 2005.

We also issued warrants to purchase 3,200 shares of common stock at an exercise price of $7.50 per share to placement agents in connection with the private placement of common stock in 1999. During 2004, warrants with respect to 2,800 shares were exercised. The remainder of the warrants expired in December 2004.

We issued warrants to purchase 50,000 shares of common stock at an exercise price of $6.00 per share in connection with the issuance of a convertible note in 2002. These warrants are exercisable through May 2009. During 2006, warrants with respect to 15,000 shares were exercised using a net settlement feature contained in the warrant which resulted in 10,415 shares of common stock being issued.

In July 2004, we issued a warrant to purchase 200,000 shares of our common stock for $5.00 per share in connection with the execution of a $3.0 million convertible subordinated promissory note agreement. We recorded the value of the warrant at $200,000. In lieu of exercising the warrant for cash, the holder may elect to receive shares equal to the intrinsic value of the warrant. The warrant expires on the earlier of July 30, 2009 or a qualified public offering of the Company's common stock as defined by the warrant agreement (see Note 8).

12. Employee Benefit Plan

During 2006, we established a voluntary defined contribution plan covering eligible employees as defined in the plan documents. Participating employees may elect to defer the receipt of a portion of their compensation, subject to applicable laws, and contribute such amount to one or more investment options. We currently match in cash a certain percentage of the employee contributions to the plan and also pay for related administrative expenses. Matching contributions made during 2006 were approximately $34,000.

13. Commitments and Contingencies

We lease restaurant and office facilities and certain real property under operating leases having terms expiring from 2008 to 2022. The restaurant facility leases primarily have renewal clauses of five years exercisable at the option of the Company and rent escalation clauses stipulating specific rent increases. We record deferred rent to recognize rent evenly over the initial lease term. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined. Rent expense for 2006, 2005 and 2004 was approximately $3,542,000, $2,180,000 and $1,557,000, respectively. Rent expense for 2006 includes $510,000 of straight-line rent recorded in preopening expense as a result of the adoption of FSP FAS No. 13-1 on January 1, 2006. Contingent rent included in rent expense for 2006, 2005, and 2004 was $280,000, $237,000, and $190,000, respectively.

Future minimum lease payments under operating leases at December 31, 2006, were as follows (in thousands):

2007	$ 4,293
2008	4,774
2009	4,603
2010	4,699
2011	4,767
Thereafter	24,531
Total minimum lease payments	$ 47,667

14. Litigation

In November 2004, we settled a trademark infringement claim against us for $115,000. The claim was made in March 2004 in connection with our intent to open a restaurant location in Indiana. The settlement amount is reflected in our consolidated statement of operations for the year ended December 31, 2004.

We are engaged in various legal actions, which arise in the ordinary course of our business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of our management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial condition of the Company.

15. Related Party Transactions

In July 2004, we entered into the convertible subordinated promissory note and warrant purchase agreement discussed in Note 8 with an entity controlled by two directors and principal stockholders of the Company. For the years ended December 31, 2005 and 2004, we recorded interest expense of approximately $530,000 and $187,000, respectively, associated with the note and warrant, including amortization related to the debt discount. During August 2005, the promissory note was converted into shares of the Company's Series B preferred stock and immediately into 500,000 shares of the Company's common stock in connection with our initial public offering.

16. Quarterly Results of Operations (Unaudited)

The following table presents certain unaudited consolidated financial data for each of the four quarters in 2006 and 2005. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter. Amounts are shown in thousands, except per share data.

	Quarter Ended							
	2006				2005			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
Restaurant sales	$ 10,194	$ 11,877	$ 13,812	$ 14,810	$ 8,011	$ 8,919	$ 9,455	$ 10,433
(Loss) income from operations	(1,041)	(429)	(636)	(1,220)	(122)	369	5	(11)
Net (loss) income	(888)	(303)	(468)	(1,085)	(304)	175	(306)	52
Net (loss) income per share:								
Basic	$ (0.16)	$ (0.05)	$ (0.08)	$ (0.19)	$ (0.21)	$ 0.12	$ (0.09)	$ 0.01
Diluted	$ (0.16)	$ (0.05)	$ (0.08)	$ (0.19)	$ (0.21)	$ 0.10	$ (0.09)	$ 0.01
Weighted average shares used in computation:								
Basic	5,731	5,793	5,805	5,834	1,463	1,463	3,570	5,680
Diluted	5,731	5,793	5,805	5,834	1,463	2,975	3,570	5,899

KONA GRILL

END